As filed with the Securities and Exchange Commission on December 5, 1997

                                     Registration Statement No. 333-___________

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         BERKSHIRE REALTY COMPANY, INC.
             (Exact Name of Registrant as Specified in its Charter)

           Delaware                                            04-3086485
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                             Identification No.)

                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               Scott D. Spelfogel
                         Berkshire Realty Company, Inc.
                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 423-2233
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   Copies to:
                            Alexander J. Jordan, Jr.
                                 Peabody & Brown
                               101 Federal Street
                        Boston, Massachusetts 02110-1832
                                 (617) 345-1103

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     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X].

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE


==================================================================================================================
                                                               Proposed             Proposed
                                                                Maximum             Maximum            Amount of
Title of Each Class of Securities       Amount to be        Offering Price         Aggregate         Registration
         to be Registered                Registered            Per Unit(1)       Offering Price           Fee
------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value              133,261              11.2813            $1,503,358            $456.00
==================================================================================================================


(1) Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED DECEMBER 5, 1997

PROSPECTUS

                                 133,261 Shares
                         BERKSHIRE REALTY COMPANY, INC.
                                  COMMON STOCK

     Berkshire Realty Company, Inc. (the "Company"), is a self-administered and self-managed real estate investment trust ("REIT") which acquires, renovates, rehabilitates, develops and operates apartment communities. Founded in 1991 with 15 apartment communities containing approximately 4,200 units, as of November 14, 1997 the Company owned 64 apartment communities containing approximately 18,700 units located in Florida, Texas and the Mid-Atlantic and Southeastern United States. On that date, the Company also owned three retail centers with a total of approximately 640,000 square feet of leasable space, one of which is owned through a joint venture with an affiliate of the Company (together with the Company's apartment communities, the "Properties"). The Company is a Delaware corporation, and its shares of common stock, $.01 par value per share (the "Common Stock"), are listed on the New York Stock Exchange ("NYSE") under the symbol "BRI." The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of the Capital Stock of the Company -- Restrictions on the Ownership and Transfer of Excess Shares."

     This Prospectus relates to the possible issuance by the Company of up to 133,261 shares of Common Stock (the "Redemption Shares"), if and to the extent that certain holders (the "Unitholders") of 133,261 units of limited partnership interest ("Units") in BRI OP Limited Partnership (the "Operating Partnership") exchange such Units for Redemption Shares. The Units were issued to the Unitholders in their capacity as partners and investors in PR Mesquite Partnership (the "Merit Partnership") in connection with the acquisition of a 336-unit apartment complex known as Merit Ridge Apartments on November 12, 1996. The Units received by the Unitholders can be tendered to the Company for redemption after November 21, 1997.

     Pursuant to the Amended and Restated Agreement of the Operating Partnership (the "Partnership Agreement"), a Unitholder may tender all or a portion of its Units to the Operating Partnership for redemption for the cash equivalent of an equivalent number of shares of Common Stock; provided, however, that the Company may, in its sole and absolute discretion, acquire any Units so tendered for an equivalent number of shares of Common Stock or for the cash equivalent of an equivalent number of shares of Common Stock.

     The Company anticipates that it generally will elect to acquire directly Units tendered for redemption and to issue Common Stock pursuant to this Prospectus in exchange for them rather than paying cash. As a result, the Company may from time to time issue up to 133,261 Redemption Shares upon the acquisition of Units tendered to the Operating Partnership for redemption. Accordingly, the Company is registering the Redemption Shares to provide Unitholders with freely tradable securities upon redemption.

     The Company will not receive any proceeds from the issuance of any Redemption Shares, but will acquire Units tendered to the Operating Partnership for redemption for which it elects to issue Redemption Shares. With each such acquisition, the Company's interest in the Operating Partnership will increase.

     The Unitholders and any agents, dealers or underwriters that participate with the Unitholders in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which case any commissions received by such agents, dealers or underwriters and any profit on the resale of the shares of Common Stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for indemnification arrangements between the Company and the Unitholders.

                           ---------------------------

     See "Risk Factors" beginning on page 2 for certain factors relevant to an investment in the Common Stock.

                           ---------------------------


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               The date of this Prospectus is ___________, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, NY 10048 and at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock of the Company is listed on the New York Stock Exchange, and similar information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, DC 20549, a Registration Statement on Form S-3 under the Securities Act and the rules and regulations promulgated thereunder, with respect to the securities offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission at its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission (File No. 1-10660) are incorporated herein by reference:

         (a) Annual Report on Form 10-K for the year ended December 31, 1996 and amendment to such Annual Report on Form 10-K/A;

         (b) Quarterly Reports on Form 10-Q for the three-, six- and nine-month periods ended March 31, June 30 and September 30, 1997, respectively, and respective amendments to such Quarterly Reports on Form 10-Q/A;

         (c) Current Reports on Forms 8-K, each filed October 15, 1997, respectively and respective amendments to such Current Reports on Forms 8-K/A, each filed November 5, 1997; and

         (d) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed November 19, 1990 pursuant to the Exchange Act.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Redemption Shares offered hereby have been sold or which deregisters all Redemption Shares then remaining unsold shall be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Request for such copies should be directed to: Berkshire Realty Company, Inc., 470 Atlantic Avenue, Boston, Massachusetts 02210, Attention: Marianne Pritchard, Senior Vice President and Chief Financial Officer, telephone (888) 867-0100.

         The following is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere and incorporated by reference in this Prospectus. Unless the context requires otherwise, as used herein, the term "Company" includes Berkshire Realty Company, Inc., and those entities in which the Company holds a majority of the economic interests, including BRI OP Limited Partnership (the "Operating Partnership"), and Berkshire Apartments, Inc., the sole general partner of the Operating Partnership (the "General Partner"). This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below in "Risk Factors."


                                  RISK FACTORS

         An investment in the Common Stock involves various risks. Unitholders and other prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before making an investment decision regarding the Redemption Shares.

Tax Consequences to Unitholders of Exchange of Units

         Tax Consequences of Exchange of Units. In the event that the Company exercises its rights to acquire Units tendered for redemption in exchange for cash or Redemption Shares, the Company's acquisition of such Units will be treated for tax purposes as a sale of the Units. Such a sale will be fully taxable to the Unitholder and the Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash received or the value of the Redemption Shares received in the exchange plus the amount of any Operating Partnership liabilities allocable to the exchanged Units at the time of the redemption or exchange. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of the Redemption Shares received upon such disposition. See "Description of Units and Redemption of Units -- Tax Consequences of Redemption." In addition, the ability of the Unitholder to sell a substantial number of Redemption Shares in order to raise cash to pay tax liabilities associated with the redemption of Units may be limited as a result of fluctuations in the market price of the Common Stock, and the price the Unitholder receives for such shares may not equal the value of the Units at the time of redemption or exchange.

         Potential Change in Investment Upon Redemption of Units. If a Unitholder exercises its right to require the redemption of all or a portion of its Units, the Unitholder may receive Redemption Shares in exchange for its Units or, at the option of the Company, cash. If the Unitholder receives cash from either the Operating Partnership or the Company, the Unitholder will not have any interest in the Company or the Operating Partnership (except to the extent that it retains Units) and will not benefit from any subsequent increases in the value of Common Stock and will not receive any future distributions from the Company or the Operating Partnership (unless the Unitholder retains or acquires in the future additional Common Stock or Units). If the Unitholder receives Common Stock, the Unitholder will become a shareholder of the Company rather than a holder of Units in the Operating Partnership. See "Description of Units and Redemption of Units -- Comparison of Ownership of Units and Common Stock."

Development and Acquisition Risks

         Acquisition Risks. The Company is evaluating many potential acquisitions, the process of which involves costs which are non-recoverable. There can be no assurance that properties which are acquired will perform in accordance with expectations or that cost estimates for improvements to the acquired properties in order to bring them up to the Company's standards will be accurate. In connection with acquisitions in which the sellers received Units, the Company has agreed to certain restrictions on its ability to sell (subject to like-kind exchanges), refinance or pay down indebtedness (subject to refinancing on terms which would not affect the tax basis of such Unit recipient(s)) on such properties for various periods of time extending beyond a year. These restrictions may impair the ability of the Company to take actions during the period such restrictions apply that would otherwise be in the best interests of the Company's shareholders and therefore, may have an adverse effect on the Company's results of operations, financial condition and ability to make expected distributions to shareholders. The Company anticipates that it may agree to similar restrictions in connection with future acquisitions.

         Development Risks. The Company also intends to continue the development and expansion of apartment communities in accordance with the Company's development and underwriting policies as opportunities arise in the future. Risks associated with such development and construction activities include the following: the Company may abandon development opportunities after expending resources to determine a project's feasibility; construction costs of a project may exceed original estimates; occupancy rates and rents at a newly completed property may not be sufficient to make the properties profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. If any of the foregoing occurs, the Company's results of operations, financial condition and ability to make expected distributions to shareholders could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

         Further, the Company anticipates that future development will be financed, in whole or in part, through additional equity offerings or through the Company's lines of credit or other forms of secured or unsecured construction financing that will result in the risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

         Risks Associated with Growth. The Company is currently experiencing a period of rapid growth. During the period from January 1, 1997 through November 14, 1997 the Company acquired approximately 30 apartment communities containing an aggregate of approximately 6,500 units. The integration of the recent acquisitions into existing management and operating structures presents a management challenge. Although the Company believes it has sufficient management depth to lead the

Company through this period of rapid growth, there can be no assurance that the Company will be able to assimilate these recent acquisitions or any further acquisitions into its portfolio without certain operating disruptions and unanticipated costs. The failure to successfully integrate acquisitions could have an adverse effect on the Company's results of operations, financial conditions and its ability to pay expected distributions to shareholders.

Vote Regarding Continuation of the Company

         In 1991, when the Company commenced operations, the Company granted the shareholders the right to vote on its continued existence after a period of approximately seven and one-half years of operations. Therefore, the Restated Certificate of Incorporation of the Company, as amended (the "Certificate") requires that the Board of Directors of the Company prepare and submit to the shareholders on or before December 31, 1998 a proposal to liquidate the Company's assets and distribute the net proceeds of such liquidation. The liquidation proposal will become effective only if approved by shareholders holding a majority of the shares then outstanding. If the Company were liquidated, there would be no assurance that the proceeds of the liquidation per share would equal the price paid by a shareholder or the market value of such a share at any particular time. In the event the Company solicits such shareholder vote, the Company will incur costs associated with the appraisal of the Company's real estate assets and the shareholder solicitation regardless of the outcome of such vote.

General Real Estate Risks

         The ownership of real estate presents a variety of risks, including those risks described below:

         General. The Company's investments generally consist of investments in apartment communities and as such will be subject to varying degrees of risk generally incident to the ownership and development of real property. The underlying value of the Company's real estate investments and the Company's financial condition and ability to make expected distributions to its shareholders will be dependent upon its ability to operate and develop its properties in a manner sufficient to maintain or increase revenues and to generate sufficient income in excess of operating expenses. Income from the properties may be adversely affected by changes in national and local economic conditions such as oversupply of apartment units or a reduction in demand for apartment units in the Company's markets, the attractiveness of the properties to tenants, changes in interest rates and in the availability, cost and terms of mortgage financings, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, civil unrest, acts of God, including natural disasters (which may result in uninsured losses), acts of war and other factors which are beyond the control of the Company. If the Company were unable to promptly renew or relet the leases for a significant number of apartment units, or, if the rental rates upon such renewal or reletting were significantly lower than expected rates, the Company's results of operations, financial condition and ability to make expected distributions to shareholders may be adversely affected. In addition, certain expenditures associated with each apartment community (such as real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from such property.

         Dependence on Primary Markets. Substantially all of the communities owned by the Company are located in the Florida, Texas and the Mid-Atlantic and Southeastern United States and, therefore, the Company's results of operations, financial condition and ability to make expected distributions to shareholders will be linked to the economic conditions in these markets as well as the market for apartment communities generally. To the extent that these conditions affect the market for apartment communities, they could have an adverse effect on the Company's results of operations, financial condition and ability to make expected distributions to shareholders.

         Regulatory Risks. Real estate is governed by a wide variety of federal, state and local zoning, subdivision, planning, building, environmental and other land use laws and regulations. Such laws may place significant restrictions on the Company's ability to develop real estate or to improve real estate which it owns, and even unintentional violations of such laws and regulations by the Company or its tenants may result in forced corrective action and substantial monetary penalties. In addition, as to multifamily residential apartment properties, various federal, state and local laws and regulations may restrict the amount and process by which rents may increase, as well as the Company's right to convert a property to other uses, such as condominiums or cooperatives. Further, increases in real estate taxes and income, service or other taxes generally are not passed through to tenants under the Company's leases and may adversely affect the Company's results of operations, financial condition and ability to make expected distributions to shareholders.

         Risks of Liability and Loss. The development and ownership of real estate may result in liability to third parties, due to conditions existing on a property which result in injury. Such liability may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and condition of such property. In addition, real estate may suffer a loss in value due to casualties such as fire or hurricane. Such loss may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and condition of the property. Real estate may also be taken, in whole or in part, by public authorities for public purposes in eminent domain proceedings. Awards resulting from such proceedings may not adequately compensate the Company for the value lost.

         Value and Illiquidity of Real Estate. Real estate investments are relatively illiquid. The Company's ability to vary its portfolio in response to changes in economic and other conditions will therefore be limited. If the Company must sell an investment, there can be no assurance that it will be able to dispose of the investment in the time period it desires or that the sales price of the investment will recoup or exceed the amount of the Company's cost for the investment. In addition, provisions of the Internal Revenue Code of 1986, as amended (the "Code"), limit the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock. Further, if the Company were to sell such properties, such sales might adversely affect the Company's ability to maintain its qualification as a REIT under the Code.

         Potential Adverse Effect on Results of Operations Due to Operating Risks. The Company's properties are subject to operating risks common to real estate in general, any and all of which may adversely affect occupancy or rental rates. The Company's properties are subject to increases in operating expenses such as cleaning, electricity, heating, ventilation and air conditioning, elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. The Company's tenants in its retail properties generally are obligated to pay these escalating costs, although there can be no assurance that tenants will agree to pay such costs upon renewal or that new tenants will agree to pay such costs. In the case of apartment communities, the Company must bear such increased expenses. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet such increased expenses without decreasing occupancy rates. While the Company implements cost-saving incentive measures at each of its properties, if any of the foregoing occurs, the Company's results of operations, financial condition and its ability to pay distributions to shareholders could be adversely affected.

         Competition. All of the Company's properties are located in developed areas that include other multifamily residential properties. The number of competitive properties in a particular area could have a material effect on the Company's ability to lease apartment units at its current or newly acquired properties and on the rents charged at the such properties. The Company may be competing with other entities that have greater resources than the Company and whose managers have more experience than the Company's officers and directors. In addition, other forms of housing, including manufactured housing community properties and single-family housing provide alternatives to potential residents of multifamily residential properties.

         Cost of Compliance with Americans with Disabilities Act. All of the Company's properties are subject to the Americans with Disabilities Act (the "ADA"). The ADA sets forth compliance requirements for "public accommodations" and "commercial facilities." The ADA requires that facilities, including leasing offices, open to the general public be made accessible to people with disabilities. Individual apartment units are not considered "public accommodations" for purposes of the ADA. Compliance with the ADA requirements could require removal of access barriers and other capital improvements to the public areas of the Company's properties. Noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. The Company does not believe that any material changes to the properties are currently required by the ADA. If changes are subsequently required involving material expenditures, the Company's results of operation, financial condition and ability to make expected distributions to shareholders could be adversely affected.

         Uninsured Loss. The Company maintains comprehensive liability, fire, flood (where appropriate), extended coverage and rental loss insurance with respect to the Company's properties with policy specifications, limits and deductibles customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots or acts of war. Should an uninsured loss occur, the Company could lose both its investment in and anticipated profits and cash flow from a property.

         Affordable Housing Laws. Certain of the apartment communities owned by the Company may be in the future, subject to Federal, state and local statutes or other restrictions requiring that a percentage of apartments be made available to residents satisfying certain income requirements. These laws and obligations, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available in some instances to persons satisfying such requirements could adversely affect the Company's profitability and its development and acquisition projects in the future.

         Risks of Joint Ventures. One property is owned by a joint venture partnership between the Company and an investment partnership sponsored by an affiliate of the Company. The investment by the Company in a joint venture partnership which owns properties, instead of investing directly in the properties itself, may, under certain circumstances, involve risks which would not otherwise be present. For example, the Company's joint venture partner may experience financial difficulties and such partner may at any time have economic or business interests or goals which are inconsistent with the business interests and goals of the Company or contrary to the Company's policies or objectives. Actions by (or litigation involving) such a partner might have the result of subjecting the property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement. In addition, there is a risk of impasse between the parties since either party may disagree with a proposed transaction involving the property owned by the joint venture and impede any proposed action. The Company may own additional properties through joint venture partnerships between the Company and the sellers of the properties or other third party partners.

Risk of Adverse Effect on Company from Debt Servicing and Refinancing, Financial Covenants, Absence of Limitations on Debt, and Increases in Interest Rates

         General. If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of its properties on disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's results of operations, financial condition and ability to make expected distributions to shareholders. If interest rates or other factors at the time of the refinancing result in higher interest rates upon refinancing, the Company's interest expense would increase, which would adversely affect the Company's results of operations, financial condition and ability to make expected distributions to shareholders. Furthermore, if a property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Foreclosures could also create taxable income without accompanying cash proceeds, thereby reducing the Company's cash available for distribution and hindering the Company's ability to meet the REIT distribution requirements of the Code. The Company is subject to risks normally associated with debt financing including the possibility that the Company will have insufficient cash flow to meet required principal and interest payments, be unable to satisfy financial covenants in its debt financing agreements, existing indebtedness (which in most cases will not be fully amortized at maturity), or secure favorable refinancing terms. Additionally, in connection with the acquisition of certain properties in exchange for Units, the Company has agreed to maintain certain levels of non-recourse debt on the properties in order to minimize the tax consequences of these acquisitions to the Unit recipients.

         Absence of Debt Limitation. The Company currently has a policy of incurring debt only if upon such incurrence the ratio of the Company's debt to the value of its assets would be 50% or less. Although the Company has adopted this policy, the Organizational Documents (as defined herein) do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for the Company to continue to qualify as a REIT.

         Debt Servicing and Financing. The Company anticipates that only a small portion of the principal of the Company's mortgage indebtedness will be repaid prior to maturity. However, if the Company does not have funds sufficient to repay such indebtedness at maturity, the Company may need to refinance indebtedness through additional debt financing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Company and adversely affect the amount of cash available for distribution to shareholders. If prevailing interest rates or general economic conditions result in higher interest rates at a time when the Company must refinance its indebtedness, the Company's interest expense would increase, which would adversely affect the Company's results of operations, financial condition and its ability to pay expected distributions to shareholders. Further, if any of the Company's properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Company. Even with respect to nonrecourse indebtedness, the lender may have the right to recover deficiencies from the Company in certain circumstances, including fraud and environmental liabilities.

         Increase in Market Interest Rates on Variable Interest Rates. Outstanding advances under the Company's credit facilities bear interest at a variable rate. The Company may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's results of operations, financial condition and its ability to pay expected distributions to shareholders. An increase in interest expense could also cause the Company to be in default under certain covenants of the credit facilities.

Potential Environmental Liability

         Under various Federal, state and local environmental laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose environmental liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain third parties may seek recovery from owners or operators of such properties or persons who arranged for the disposal or treatment of hazardous or toxic substances and, therefore, are potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

         All of the properties have been the subject of a Phase I or similar environmental assessment (which involves general inspections without soil sampling or ground water analysis and generally without radon testing) completed by qualified independent environmental consultant companies. These environmental assessments have not revealed any environmental liability that would have a material adverse effect on the Company's results of operations, financial condition and ability to make expected distributions to shareholders, and the Company is not aware of any such environmental liability.

Dilution

         The interest of the Company's shareholders may be subject to dilution in the future since the Company has the ability to raise additional equity by offering shares for sale. The authorized but unissued capital stock of the Company (including additional authorized preferred stock, senior to the Common Stock) may be issued for any corporate purpose, including acquisitions of other entities which invest in or hold real estate investments, issuances of additional Common Stock pursuant to the Company's Stock Option Plan and issuances which would make more difficult, and therefore less likely, changes in control of the Company. Any such issuance of additional stock could have the effect of diluting the earnings per share, book value per share, voting power of existing shares of Common Stock and ownership of persons seeking to obtain control of the Company. See "-- Anti-Takeover Provisions." The issue by the Operating Partnership of additional Units redeemable for shares of Common Stock in exchange for real property or other assets may also have a substantially similar dilutive effect.

         The Company also has two types of outstanding securities convertible into Common Stock, Warrants ("Warrants") and Series 1997-A Convertible Preferred Stock ("Series 1997-A Preferred"). The conversion price of the Series 1997-A Preferred is subject to adjustment in certain events to provide anti-dilution protection to the holders of such stock. See "Description of the Capital Stock of the Company -- Preferred Stock." During the term of the Warrants, the holders thereof are given an opportunity to profit from a rise in the market price of the Common Stock, with a resulting dilution of the interest of the existing shareholders. Thus, the terms upon which the Company may obtain additional financing during that period may be adversely affected. The holders of Warrants might be expected to exercise their rights to acquire Common Stock at a time when the Company would, in all likelihood, be able to obtain needed capital through a new offering of securities on terms more favorable than those provided by these outstanding securities. In the event that such holders exercise these rights to acquire shares of Common Stock at such time, the net tangible book value per share of the Common Stock might be subject to dilution. See "Description of the Capital Stock of the Company -- Warrants."

Anti-Takeover Provisions

         In order to facilitate compliance with REIT requirements for tax purposes, the Company's Certificate and By-Laws, as amended (collectively, the "Organizational Documents") place restrictions on the accumulation of shares in excess of 9.8% of the number of outstanding shares of Common Stock, subject to certain exceptions permitted with the approval of the Board of Directors to allow (i) underwritten offerings, or (ii) the sale of equity securities in circumstances where the Board of Directors determines the Company's REIT federal tax status will not be jeopardized. The ten million shares of Common Stock issued in an underwritten public offering on November 10, 1997 and the Series 1997-A Preferred were issued respectively pursuant to such exceptions. Certain additional provisions restrict the shareholders' ability to nominate candidates for election as Directors and to alter, amend and adopt provisions inconsistent with, or to repeal certain provisions of, the Organizational Documents.

         The Company's Organizational Documents contain certain provisions which may discourage a change in control of the Company. In particular, under the Company's Certificate, the election of Directors is staggered such that approximately one-third of the Directors are elected to three-year terms each year and a supermajority vote is required in order to amend those portions of the Organizational Documents which concern (1) the definition of "supermajority"; (2) the requirements for amending the Organizational Documents;
(3) the requirements regarding Excess Share ownership (i.e., ownership of shares in excess of 9.8% of the outstanding shares of Common Stock as described below);
(4) the actions which require a supermajority vote; and (5) the requirements regarding business combinations. The Company is subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations between the Company and its shareholders. The foregoing restrictions on ownership and transferability may have the effect of delaying, deferring or preventing a transaction or change in control of the Company that might involve a premium price for the shares of Common Stock or that otherwise might be in the best interest of the Company's shareholders.

         The Company has an authorized class of 60,000,000 shares of preferred stock. Currently the Company has approximately 2.7 million shares of its 1997 Series-A Preferred outstanding. The remaining 57.3 million shares may be issued by the Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. Issuance of such preferred stock, depending on the rights, preferences, and designations thereof, may have the effect of delaying, deterring, or preventing a change in control of the Company.

Tax Risks

         Risk of Termination of REIT Status. The Company was organized and intends to continue to conduct its operations to enable it to qualify as a REIT under the Code. To maintain its status as a REIT, the Company must continually meet certain criteria concerning, among other things, its Common Stock ownership, the nature of its assets, the sources of its income, and the amount of its distributions to shareholders. If the Company fails to qualify, the Company would be taxed on its income at regular corporate tax rates. The payment of such tax by the Company would substantially reduce the funds available for distribution to shareholders or for reinvestment and, to the extent that distributions had been made in anticipation of the Company's qualification as a REIT, the Company might be required to borrow additional funds or to liquidate certain of its investments in order to pay the applicable tax. Moreover, should the Company's election to be taxed as a REIT be terminated, the

Company may not be able to elect to be treated as a REIT for the following five-year period. The Company also might be required to borrow funds or to liquidate certain of its investments to maintain REIT status. See "Federal Income Tax Considerations."

         REIT Minimum Distribution Requirements; Possible Incurrence of Additional Debt. In order to qualify as a REIT, the Company generally will be required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed taxable income from prior years.

         The Company intends to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income will consist primarily of its share of the income of the Operating Partnership, and the cash available for distribution by the Company to its shareholders will consist of its share of cash distributions from the Operating Partnership. Differences in timing between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company could require the Company, through the Operating Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. The requirement to distribute a substantial portion of the Company's net taxable income could cause the Company to distribute amounts that otherwise would be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require the Company to borrow funds or to sell assets to fund the costs of such items.

         Failure of the Operating Partnership to be Classified as a Partnership for Federal Income Tax Purposes; Negative Impact on REIT Status. The Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service ("IRS") that the Operating Partnership (and each of its noncorporate Operating Subsidiaries (as hereinafter defined)) will be classified as partnerships for federal income tax purposes. If the IRS were to successfully challenge the tax status of the Operating Partnership (or any noncorporate Operating Subsidiary) as a partnership for federal income tax purposes, the Operating Partnership (or the noncorporate Subsidiary) would be taxed as a corporation. In such event, the Company would likely cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on the Operating Partnership would reduce substantially the amount of cash available for distribution from the Operating Partnership to the Company and its shareholders. See "Federal Income Tax Considerations -- Other Tax Consequences - Effect of Tax Status of the Operating Partnership on REIT Qualification."

         Shareholders are Taxed on Reinvested Dividends. Shareholders (other than tax-exempt entities) who participate in the Company's Dividend Reinvestment Plan will be taxed on income attributable to reinvested dividends, without receiving corresponding cash to pay the resulting tax liability.

         Investment by Qualified Plans Poses Additional Risks. The fiduciary of a qualified profit-sharing, pension or other retirement plan should take into consideration certain fiduciary responsibilities and the definition of "plan assets" under ERISA and applicable Department of Labor regulations.

         Possible Changes in Tax Law. Prospective investors should recognize that the present federal income tax treatment of an investment in the Company may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time. In addition to any direct effects which such changes might have, such changes might also indirectly affect the market value of all real estate investments, including those of the Company and, consequently, the ability of the Company to realize its business objectives.

Dependence on Key Personnel

         The Company is dependent on the efforts of its senior executive officers. While the Company believes that it could find replacements for these key personnel, the loss of their services could have a temporary adverse effect on the operations of the Company. As of November 14, 1997, the President and Chief Executive Officer, Executive Vice President for Property Operations, Senior Vice President and Chief Financial Officer, Senior Vice Presidents for Acquisitions and Development and President of the Mid-Atlantic Region had entered into employment agreements with the Company.

Risks of Mortgage Acquisitions

         The Company may acquire real estate through the acquisition of distressed mortgage loans. In such a case, the Company would succeed to the position of the mortgage lender with the expectation of foreclosing on the mortgaged property and taking title to it. The Company may encounter certain legal and regulatory obstacles to foreclosure which could delay or impede the taking of title to the property by the Company. During the time prior to foreclosure, it is possible that the borrower of the mortgage loan may make no mortgage payments to the Company.

Possible Adverse Impact of Market Conditions on Market Price

         The market value of the Common Stock could be substantially affected by general market conditions, including changes in interest rates, government regulatory action and changes in tax laws. An increase in market interest rates may lead purchasers of the Common Stock to demand a higher annual dividend yield on the Common Stock, which could adversely affect the market price of the Common Stock. Moreover, numerous other factors, such as government regulatory action and changes in tax laws, could have a significant impact on the future market price of the Common Stock or other securities.

                                   THE COMPANY

General

         The Company is a self-administered and self-managed REIT which acquires, renovates, rehabilitates, develops and operates apartment communities. Founded in 1991 with 15 apartment communities containing approximately 4,200 units, as of November 14, 1997 the Company owned 64 apartment communities containing approximately 18,700 units located in Florida, Texas and the Mid-Atlantic and Southeastern United States. On that date, the Company also owned three retail centers with a total of approximately 640,000 square feet of leasable space, one of which is owned through a joint venture with an affiliate of the Company.

         The operations of the Company are conducted primarily through the Operating Partnership and through their other subsidiaries (the "Operating Subsidiaries"). As of November 14, 1997, the Company held approximately 82.6% of the partnership interests in the Operating Partnership in its capacity as a special limited partner and through its 100% ownership of the General Partner. The remaining approximately 17.4% of the partnership interests in the Operating Partnership was owned by affiliated and unaffiliated third parties. Units are redeemable on a one-for-one basis for shares of Common Stock or, at the Company's election, for cash, and holders of Units generally receive distributions per Unit equal to the dividend per share paid in respect of the Common Stock.

         The Company's principal executive offices are located at 470 Atlantic Avenue, Boston, Massachusetts 02210 and its telephone number is (888) 867-0100. The Company's property management and development offices are located in Atlanta, Georgia. In addition, the Company operates six regional offices in Atlanta, Georgia; Baltimore and Columbia, Maryland; Greenville, South Carolina; Dallas, Texas; and Chicago, Illinois. The Company has approximately 930 employees.

The Properties

         The Company operates in the four regions defined by the Company as: (i) Mid-Atlantic (Pennsylvania, Maryland, Delaware, Virginia and Washington, D.C.);
(ii) Southeast (North Carolina, South Carolina, Georgia and Tennessee); (iii) Florida, and (iv) Texas.

      The following table sets forth certain data regarding the Company's apartment portfolio:


                                                                                                     Avg. Monthly Rent
                                                                             Average Occupancy(1)    Per Apartment Unit(1)(2)
                                                                             --------------------    ------------------------
                                                                                 Six                       Six
                                                                                Months        Year        Months        Year
                                                      Month/                    Ended         Ended       Ended         Ended
                                                       Year        Apartment   June 30,    December 31,  June 30,   December 31,
    Apartment Community             Location         Acquired        Units       1997         1996         1997         1996
    -------------------             --------         --------        -----       ----         ----         ----         ----
Mid-Atlantic Region(3)

Arborview (4)                  Belcamp, MD            Nov. 97         288       89%           94%       $  709        $  695
Berkshires by the Chesapeake   Millersville, MD       Jul. 97         144       94            92           738           731
Berkshire Towers...........    Silver Spring, MD      May 96        1,119       90            91           824           827
Calvert's Walk(4)..........    Belair, MD             Nov. 97         276       94            96           692           680
Courtleigh(4)..............    Baltimore, MD          Nov. 97         280       95            95           642           627
The Cove...................    Glen Burnie, MD        Jul. 97         181       93            93           675           668
Coventry(4)................    Baltimore, MD          Nov. 97         122       94            94           624           606
Diamond Ridge(4)...........    Baltimore, MD          Nov. 97          92       92            95           693           686
The Estates(4) ............    Pikesville, MD         Nov. 97         208       94            95           768           749
Fairway Ridge(4) ..........    Baltimore, MD          Nov. 97         274       92            95           512           516
Hazelcrest(4) .............    Baltimore, MD          Nov. 97          48       92            95           486           478
Heraldry Square(4) ........    Baltimore, MD          Nov. 97         270       95            96           602           592
Hilltop(4) ................    Baltimore, MD          Nov. 97          50       97            96           474           473
Jamestown(4) ..............    Baltimore, MD          Nov. 97         335       95            93           512           502
Kingswood I(4) ............    Baltimore, MD          Nov. 97         203       95            97           595           583
Kingswood 11(4) ...........    Baltimore, MD          Nov. 97         203       94            95           585           571
Lamplighter................    Baltimore, MD          Sep. 97         168       93            90           703           695
Lighthouse.................    Glen Burnie, MD        Jul. 97         120       94            95           661           652
Ridgeview Chase(4) ........    Westminster, MD        Nov. 97         204       97            96           734           726
Rolling Wind(4) ...........    Baltimore, MD          Nov. 97         280       96            96           801           783
Stratton Meadows(4) .......    Baltimore, MD          Nov. 97         268       94            94           682           662
Warren park(4) ............    Baltimore, MD          Nov. 97         200       95            95           537           537
Westchester West...........    Silver Spring, MD      Jan. 97         345       96            95           711           691
Williston(4) ..............    Baltimore, MD          Nov. 97          98       96            93           536           525
Southpointe at Massapequa..    Massapequa, NY         Aug. 93         214      100            99         1,174         1,164
                                                                      ---      ---            --         -----         -----

     Subtotal/Weighted Average..............................        5,990       94            94           701           692

                                                                                                     Avg. Monthly Rent
                                                                             Average Occupancy(1)    Per Apartment Unit(1)(2)
                                                                             --------------------    ------------------------
                                                                                 Six                       Six
                                                                                Months        Year        Months        Year
                                                      Month/                    Ended         Ended       Ended         Ended
                                                       Year        Apartment   June 30,    December 31,  June 30,   December 31,
    Apartment Community             Location         Acquired        Units       1997         1996         1997         1996
    -------------------             --------         --------        -----       ----         ----         ----         ----
Southeast Region
Brookfield Trace(5) .......    Mauldin, SC            Nov. 95         300       92            92           660           659
Brookwood Valley...........    Mauldin, SC            Apr. 95         226       89            94           620           624
Huntington Downs (6) ......    Greenville, SC         Jan. 88         502       93            94           600           600
The Oaks (6) ..............    Mauldin, SC            Mar. 90         176       90            93           642           644
Roper Mountain (6) ........    Greenville, SC         Jan. 88         248       92            95           517           514
Stoneledge (6) ............    Greenville, SC         Jan. 88         320       91            92           532           538
Cumberland Cove............    Raleigh, NC            Dec. 91         552       95            96           755           753
East Lake..................    Charlotte, NC          Oct. 93         214       92            95           655           650
The Timbers................    Charlotte, NC          Mar. 93         343       92            95           578           575
Arbors at Breckenridge.....    Duluth, GA             Dec. 93         514       88            94           750           750
The Avalon on Abernathy....    Atlanta, GA            Jun. 92         240       94            95           892           891
Huntington Chase...........    Norcross, GA           Jun. 93         467       90            93           667           659
British Woods..............    Nashville, TN          Nov. 95         264       93            93           650           646
Highland Ridge.............    Madison, TN            Nov. 95         280       91            91           534           531
Windover...................    Knoxville, TN          Nov. 95         271       92            90           590           588
                                                                      ---       --            --           ---           ---

     Subtotal/Weighted Average..............................        4,917       92            94           650           649


Florida


Altamonte Bay Club.........   Altamonte Springs, FL   Feb. 93         224       97%           95%       $  622        $  610
The Lakes at Jacaranda (6)    Plantation, FL          Mar. 90         340       94            94           836           824
Newport....................   Tampa, FL               Feb. 93         320       94            96           526           513
Park Colony................   Hollywood, FL           Jul. 94         316       93            95           769           759
Plantation Colony..........   Plantation, FL          Dec. 93         256       96            95           756           750
Berkshires West............   Winter Garden, FL       May  97         200       99            98           626           605
Sun Chase..................   Bradenton, FL           May  97         168       93            90           605           601
Woodland Meadows...........   Tamarac, FL             Oct. 92         296       96            96           678           668
                                                                      ---       --            --           ---           ---


     Subtotal/Weighted Average..............................        2,120       95            95           687           676


Texas

Benchmark..................    Irving, TX             Jun. 96         250       96            95           583           579
Golf Side..................    Haltom City, TX        Jun. 96         402       94            90           448           442
Hunters Glen...............    Plano, TX              Jun. 96         276       92            96           633           625
Huntington Brook...........    Dallas, TX             Oct. 97         320       97            96           584           520
Huntington Lake............    Dallas, TX             Oct. 97         405       97             -           627             -
Huntington Ridge...........    Irving, TX             Oct. 97         232       97            96           595           531
Indigo on Forest...........    Dallas, TX             Aug. 94       1,217       93            93           580           589
Kings Crossing.............    Kingwood, TX           Jun. 94         404       95            92           608           614
Kingwood Lakes.............    Kingwood, TX           Jun. 94         390       96            94           610           607
Pleasant Woods.............    Dallas, TX             Jun. 96         208       95            95           555           548
Prescott Place.............    Mesquite, TX           Jun. 96         318       95            95           504           499
Prescott Place II..........    Mesquite, TX           Nov. 96         336       95            95           499           497
Providence.................    Dallas, TX             Jun. 96         244       91            83           503           494
River Oaks.................    Houston, TX            May  95         136       87            92         1,994         1,957
Summer Place...............    Addison, TX            Oct. 97         212       95            96           589           554
Sweetwater.................    Richardson, TX         Oct. 97         312       98            96           792           737
                                                                      ---       --            --           ---           ---


     Subtotal/Weighted Average..............................        5,662       95            93           614           601
                                                                    -----       --            --           ---           ---

Total Portfolio/Weighted Average............................       18,689       94            94           670           652
                                                                   ======       ==            ==           ===           ===

------------------------

(1) The statistical information presented under Average Occupancy and Average Monthly Rent Per Apartment Unit for the periods prior to the Company's ownership thereof was provided by the previous owner of each applicable property. Such information may not have been calculated in accordance with the methodology used by the Company in calculating such statistics. The Company has not independently verified such information. However, the Company has no reason to believe such information is not accurate. Where the Company did not own an applicable property for the entire period presented, the information presented is the weighted average of the information compiled by the Company and the information supplied by the previous owner.

(2) Amount represents the average monthly rental rate for communities stabilized for the entire period for each period presented. Average monthly rental rate is defined as the gross actual rental rate for leased units and the anticipated rental rate for unoccupied units.

(3) Includes apartment units located in New York, which the Company does not consider part of its Mid-Atlantic Region.

(4) Average Occupancy and Average Monthly Rent Per Unit was calculated by previous owner.

(5) The Company completed a 96-unit expansion in February 1997. Such additional apartment units were excluded from the calculation of Average Occupancy and Average Monthly Rent Per Apartment Unit.

(6)      Acquired by the Company's predecessors.


         The following table sets forth certain data regarding the Company's development pipeline:


                                                              Estimated
                                                                Total
                                                   Planned    Investment         Estimated
                                                  Apartment      (in            Completion
          Property                 Location         Units     thousands)           Date                 Status
          --------                 --------         -----     ----------           ----                 ------
Developments in Progress:
Liriope .....................  Belcamp, MD             84     $ 7,600(1)      Fourth Quarter 1997    Under construction
Granite Run .................  Baltimore, MD          264      25,500(1)      Fourth Quarter 1998    Under construction
Berkshires at Crooked Creek..  Durham, NC             296      20,200         Fourth Quarter 1998    Under construction
Indigo land..................  Dallas, TX             120       9,000         First Quarter 1999     In design
Avalon I ....................  Pikesville, MD         258      25,900(1)      Fourth Quarter 1999    In design
Avalon II ...................  Pikesville, MD         147      15,400(1)      Fourth Quarter 1999    In design
Inglesby land................  Greenville, SC         500      35,000         First Quarter 2000     In design

Land Held for Development:

Garlington Road land.........  Greenville, SC

     Total...................................         1,669   $138,600
                                                      =====   ========

------------------------

(1) The Estimated Total Investment is based on the Company's current estimates under development contribution agreements for such projects.


         The following data sets forth certain data regarding the Company's retail assets:


                                                       Year                            Occupancy as of
      Retail Property              Location          Acquired      Sq. Ft.    June 30, 1997      December 31, 1996
      ---------------              --------          --------      -------    -------------      -----------------
College Plaza                Fort Myers, FL            1991         83,962         90%                  95%
Spring Valley (1)            Spring Valley, NY         1991        320,684         97                   98
Tara Crossing (2)            Jonesboro, GA             1991        235,181         88                   90

     Total................................................        639,827
                                                                  =======

------------------------

(1) The Company holds a 50.1% joint venture interest in this property.
(2) The Company has executed a contract for sale with respect to this property.

Recent Developments - Financing Activities

         Public Offering of Common Stock. On November 10, 1997, the Company completed a public offering (the "Offering") of ten million shares of Common Stock for $104 million (net of underwriting discounts and commissions and before deducting expenses incurred by the Company in connection with the Offering). The Company used approximately $32.1 million of the net proceeds from the Offering to acquire 18 existing apartment communities and the management operations thereof (which included the management operations of certain third-party properties) and four development projects in the greater Baltimore area together with the exclusive right to acquire all apartment projects developed by Questar Builders, Inc., a company owned by Stephen M. Gorn, which meet the Company's acquisition and development criteria. The Company used the remaining net proceeds from the Offering to repay approximately $26.0 million outstanding under its $50.0 million secured revolving credit agreement with BankBoston, NA and Mellon Bank, NA (the "BankBoston Facility"), approximately $29.0 million outstanding under its credit facility with the Federal National Mortgage Association (the "FNMA Facility"), approximately $8.0 million of indebtedness under the Company's Master Repurchase Agreement with CS First Boston, and the remainder for general corporate purposes.

         Private Placement of Preferred Stock. On September 25, 1997, the Company issued approximately 2.7 million shares of its Series 1997-A Preferred in a private placement to Westbrook Real Estate Fund II, L.P. ("Westbrook") and Morgan Stanley Asset Management, Inc. ("Morgan Stanley") resulting in gross proceeds of approximately $68.4 million. These proceeds were used to acquire five unleveraged apartment communities containing approximately 1,500 units in Dallas, Texas. The Series 1997-A Preferred will pay a preferred dividend of 9% based on the purchase price of $25.00 per share and is convertible in the aggregate into approximately 5.6 million shares of Common Stock. Holders of the Series 1997-A Preferred are entitled to vote on an as converted basis, together with the holders of Common Stock, as one class, on all matters on which the holders of Common Stock are entitled to vote. Upon completion of the Offering, the holders of the Series 1997-A Preferred have approximately 13.5% of the voting rights with respect to matters upon which the Series 1997-A Preferred and Common Stock vote as a class. Further, the holders of the Series 1997-A Preferred are entitled to elect one director to the Board of Directors of the Company. Paul D. Kazilionis, a managing principal and co-founder of Westbrook Real Estate Partners, L.L.C, the general partner of Westbrook, has been elected to the Company's Board of Directors by direction of the holders of the Series 1997-A Preferred.

         UPREIT Restructuring. In February 1997, the Company completed its transition to a self-advised and self-managed UPREIT. The first step of this transition was completed in May 1995 when the Company restructured itself into an UPREIT. On March 1, 1996, the Company became self-administered when the Operating Partnership acquired the advisory and development services assets from Berkshire Companies Limited Partnership ("BCLP") which had provided such services to the Company in exchange for approximately 1.3 million Units (the "Advisor Transaction"). BCLP is owned by parties affiliated with the Chairman of the Board. Additional Units (up to a total value of $7.2 million) may be issued to BCLP during a six-year period if certain share price benchmarks ranging from $11.00 per share to $16.00 per share are achieved. Approximately 209,000 additional Units have been issued to date when the $11.00 and $12.00 benchmarks were achieved. By becoming self-administered, the Company positioned itself to eliminate fees previously incurred by the Company for management, acquisition and disposition services. On February 28, 1997, the Company acquired the multifamily property management services assets of BCLP for approximately 1.7 million Units (the "Property Manager Transaction"). As a result of this transaction, the Company eliminated management fees and reimbursements previously incurred by the Company for the management of its apartment portfolio by assuming the direct management of such properties, as well as the management of 22 third-party properties for which it received management fees.

                 DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY

         The authorized capital stock of the Company consists of 140,000,000 shares of Common Stock and 60,000,000 shares of Preferred Stock.

Common Stock

         Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared in respect of the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock. Holders of Common Stock have no subscription, conversion or redemption rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon; certain matters, however, require a supermajority vote. See "-- Charter and By-Law Provisions - Voting Requirements." The outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

         General. The Board of Directors is empowered by the Company's Certificate to designate and issue from time to time one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may fix the relative rights, limitations, preferences and privileges of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, it may afford the holders in any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock.

         Series 1997-A Preferred Stock. The Company has designated and issued approximately 2.7 million shares of the Series 1997-A Preferred pursuant to the authority granted by the Certificate. As of the date hereof, approximately 2.3 million shares of Series 1997-A Preferred are owned by Westbrook Berkshire Holdings, L.L.C., an affiliate of Westbrook, and the balance is owned by six clients of Morgan Stanley. The outstanding shares of Series 1997-A Preferred are fully paid and nonassessable.

         Holders of shares of Series 1997-A Preferred are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends, preferential cumulative quarterly cash dividends equal to the greater of (i) 2.25% of $25.00 per share (the price per share paid upon issuance of the Series 1997-A Preferred) (such $25.00, the "Stated Value") and (ii) the dollar amount of the dividend paid per share of Common Stock multiplied by the number of shares of Common Stock into which each share of Series 1997-A Preferred is then entitled to be converted. Such dividends accrue whether or not the Company has earnings or surplus and are payable before any dividends or distributions are paid on, or the Company makes any redemptions or purchases of, shares of Common Stock.

         Holders of shares of Series 1997-A Preferred are entitled to vote, together with the holders of Common Stock as one class, on all matters on which the holders of Common Stock are entitled to vote. Each share of Series 1997-A Preferred is entitled to the number of votes as equal the number of shares of Common Stock into which a share of Series 1997-A Preferred is then entitled to be converted. The affirmative vote of a majority of the Series 1997-A Preferred is required to (i) issue additional shares of Series 1997-A Preferred or increase the number of authorized shares of Series 1997-A Preferred, (ii) authorize any reclassification of the Series 1997-A Preferred, (iii) require the exchange of Series 1997-A Preferred, (iv) amend, alter or repeal any provisions of the By-Laws of the Company in a manner that would adversely affect the holders of Series 1997-A Preferred or (v) amend, alter or repeal any provisions of the Certificate of the Company, the terms of the Series 1997-A Preferred or any other pertinent organizational document in a manner that would adversely affect the rights and preferences of the Series 1997-A Preferred.

         In addition, for so long as there is outstanding at least 793,730 shares of Series 1997-A Preferred, the affirmative vote of a majority of the Series 1997-A Preferred is required for the following actions: (i) the transfer by the Company of the ownership of any interest in the General Partner of the Operating Partnership, the transfer by the General Partner to a third party of the right to exercise all or a portion of its rights as the General Partner of the Operating Partnership or the transfer by the Company in a single transaction or series of transactions of assets owned directly or indirectly by the Company having a value in excess of 10% of the fully-diluted market capitalization of the Company within any 90-day period or 20% of such market capitalization within any 360-day period, (ii) the Company's termination as a REIT, (iii) the alteration of the Company's business such that real estate assets owned directly or indirectly by the Company are, on a square foot basis, less than 90% invested in multifamily residential properties or (iv) the transfer, on or before September 19, 1998, of more than 30% of the Common Stock or Units held directly or indirectly by either Douglas Krupp or David F. Marshall.

         Holders of Series 1997-A Preferred are entitled to elect one Director to the Board of Directors of the Company. In addition, if four consecutive Series 1997-A Preferred quarterly dividends are in arrears, then the number of directors of the Company will be increased by the smallest number representing a majority of the number of Directors of the Company, and the holders of Series 1997-A Preferred will be entitled to elect such number of Directors.

         Upon (i) the transfer of substantially all the assets owned directly or indirectly by the Company, (ii) the merger or consolidation of the Company or the Operating Partnership with a third party (other than a merger of the Company and a wholly-owned subsidiary of the Company in which the fully-diluted market capitalization of the Company is unchanged), (iii) any recapitalization of the Company, the Operating Partnership and subsidiaries of the Company, considered as a whole, in a single transaction or series of transactions, aggregating 50% or more of the fully-diluted market capitalization of the Company or (iv) a "Change of Control" (as defined below), holders of Series 1997-A Preferred will be entitled to receive at their option either (i) out of the assets of the Company available for distribution to shareholders and before any payment to holders of Common Stock, an amount per share equal to 115% of the sum of the Stated Value and all accrued and unpaid dividends or (ii) Common Stock on conversion of their Series 1997-A Preferred.

         A Change of Control will be deemed to have occurred if any of the following occur (or, in the case of any proposal, if any of the following could occur as a result thereof): (i) the Company takes or fails to take any action such that it ceases to be required to file reports under Section 13 of the Exchange Act or any successor to that Section; (ii) any "person" (as defined in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of either
(A) 20% or more of the outstanding shares of Common Stock, or (B) 20% (by right to vote or grant or withhold any approval) of the outstanding securities of any other class or classes which individually or together have the power to elect a majority of the members of the Board; (iii) the Board determines to recommend, or fails to determine to recommend, the acceptance of any proposal set forth in a tender offer statement or proxy statement filed by any person with the Commission which indicates the intention on the part of that person to acquire, or acceptance of which would otherwise have the effect of that person acquiring, either (A) 20% or more of the outstanding shares of the Common Stock, or (B) 20% (by right to vote or grant or withhold any approval) of the outstanding securities of any other class or classes which individually or together have the power to elect a majority of the members of the Board; (iv) other than as a result of the death or disability of one or more of the directors within a three-month period, and other than by reason of the holders of Series 1997-A Preferred exercising their rights to elect directors in the event of a failure to pay dividends, a majority of the members of the Board for any period of three consecutive months are not persons who (A) had been directors of the Company for at least the preceding 24 consecutive months or (B) when they initially were elected to the Board, (x) were nominated (if they were elected by the shareholders) or elected (if they were elected by the directors) with the affirmative concurrence of 66-2/3% of the directors who were Continuing Directors at the time of the nomination or election by the Board and (y) were not elected as a result of an actual or threatened solicitation of proxies or consents by a person other than the Board or an agreement intended to avoid or settle such a proxy solicitation (the directors described in clauses (A) and (B) of this subsection (iv) being "Continuing Directors"); (v) the Company or a subsidiary of the Company ceases to be the sole General Partner of the Operating Partnership or grants or sells to any person, or consents to any amendment to the Partnership Agreement of the Operating Partnership, or the organizational documents of the other subsidiaries, which has the effect of transferring, the power to control or direct the actions of the Operating Partnership or such other subsidiaries as if such person (A) is a general partner of the Operating Partnership or (B) is a limited partner of the Operating Partnership with consent or approval rights greater than the consent or approval rights held by the limited partners of the Operating Partnership on the date hereof; or (vi) the Operating Partnership is a party to any entity conversion or any merger or consolidation in which the Operating Partnership is not surviving entity in such merger or consolidation or in which the effect is of the nature set forth in the next preceding clause (v).

         Upon liquidation, dissolution or winding-up of the Company, holders of Series 1997-A Preferred will be entitled to receive at their option either (i) out of the assets of the Company available for distribution to shareholders and before any payment to holders of Common Stock, an amount per share equal to 115% of the sum of the Stated Value and all accrued and unpaid dividends if such event occurs before September 25, 2002, 110% of such sum if such event occurs on or after September 25, 2002 but before September 25, 2003, 105% of such sum if such event occurs on or after September 25, 2003 but before September 25, 2004 and 100% of such sum if such event occurs on or after September 25, 2004 or (ii) Common Stock on conversion of their Series 1997-A Preferred. Notwithstanding the foregoing, if such event occurs as a result of the adoption and implementation of a plan of liquidation pursuant to rights granted to shareholders in the Company's Certificate (see "-- Termination"), then holders of Series 1997-A Preferred who voted in favor of the adoption of such plan will be entitled to receive at their option either (i) an amount per share equal to the 100% of the sum of the Stated Value and all accrued and unpaid dividends or (ii) Common Stock on conversion of their Series 1997-A Preferred.

         Each share of Series 1997-A Preferred is convertible at the option of the holder beginning September 19, 1998 into 2.0619 shares of Common Stock, based on a conversion price of $12.125 per share of Common Stock. The conversion price is subject to adjustment in certain events. Based on the sale price of $11.00 per share of Common Stock in connection with the Offering, the conversion price has been adjusted to $11.8848 per share of Common Stock or 2.1035 shares of Common Stock for each share of Series 1997-A Preferred. Further, the conversion price in effect from time to time will be reduced to 50% of such price in the event of the Company's failure to comply with certain of the terms of the Series 1997-A Preferred. After September 25, 2002, the Company has the right to convert at any time and from time to time not less than 500,000 shares of Series 1997-A Preferred on not less than 90 nor more than 120 days' notice into a number of shares of Common Stock equal to the product of (i) the number of shares of Series 1997-A Preferred to be converted and (ii) the sum of the Stated Value and all accrued and unpaid dividends divided by the conversion price then in effect. Such mandatory conversion is permitted only if the Common Stock has traded above the conversion price for 20 of the 30 consecutive trading days immediately prior to both the notice date and the mandatory conversion date, including the date immediately prior to both the notice date and the mandatory conversion date. Notwithstanding the Company's mandatory conversion right, each holder of Series 1997-A Preferred will have the right upon receipt of a mandatory conversion notice to require the Company to redeem any or all of such holder's shares of Series 1997-A Preferred at a redemption price per share equal to 110% of the sum of the Stated Value and all accrued and unpaid dividends. The Company in turn may elect to deliver to each holder of Series 1997-A Preferred who has elected such cash payment option such number of shares of Common Stock as equals the quotient of (i) the product of 104%, the redemption price and the number of shares of Series 1997-A Preferred noticed for redemption and (ii) the current market price of the Company's Common Stock.

         In the event of the Company's termination as a REIT, each holder of Series 1997-A Preferred will have the right to require the Company to redeem any or all of such holder's shares of Series 1997-A Preferred at a redemption price per share equal to 115% of the sum of the Stated Value and all accrued and unpaid dividends.

         The terms of the Series 1997-A Preferred provide that it will rank prior to any other series of Preferred Stock, prior to Common Stock and prior to any other class or series of capital stock of the Company with respect to the payment of dividends, the right to redemption and the distribution preference in the event of a change in ownership or the liquidation, dissolution or winding-up of the Company. Except as otherwise agreed to in the Stock Purchase Agreement among the Company, Westbrook and Westbrook Berkshire Holdings, L.L.C., pursuant to which the shares of Series 1997-A Preferred were issued and sold, holders of Series 1997-A Preferred have no preemptive rights.

Warrants

         Three million warrants were admitted to trading on the NYSE on September 7, 1994. Upon exercise, each warrant entitles the holder to the right to acquire one share of Common Stock. The warrants are exercisable until September 8, 1998. The exercise price was $10.75 until September 7, 1995, and $11.79 thereafter. As of October 30, 1997, 2,969 shares of Common Stock had been issued upon exercise of warrants, and 2,997,031 warrants remained outstanding.

Charter and By-Law Provisions

         General. Shareholders' rights and related matters are governed by the Delaware General Corporation Law and the Company's Organizational Documents. Certain provisions of the Organizational Documents, which are summarized below, may make it more difficult to change the composition of the Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

         Voting Requirements. Holders of shares of Common Stock of the Company and Series 1997-A Preferred (voting on an as converted basis with the holders of shares of Common Stock although part of the same class), by a majority or supermajority vote, may take certain actions, including approving amendments to the Company's Certificate. Any such change, if approved by the holders of the requisite number of shares, would be binding on all nonconsenting shareholders. Under the Organizational Documents, a supermajority vote is required in order to amend those portions of the Organizational Documents which concern: (1) the definition of "supermajority"; (2) the requirements for amending the Organizational Documents; (3) the requirements regarding Excess Share ownership (see "-- Restrictions on the Ownership and Transfer of Excess Shares"); (4) the actions which require a supermajority vote; (5) the requirements regarding business combinations (see "-- Business Combinations");
(6) the staggering of the terms of the Directors; (7) the limitation of the liability of Directors; and (8) the perpetual life of the Company. A "supermajority" vote is defined to mean the vote or consent of shareholders owning at least 66-2/3% of the outstanding shares of capital stock entitled at the time to vote on the election of Directors. In addition, holders of shares of Series 1997-A Preferred have the special voting rights described under "Preferred Stock -- Series 1997-A Preferred Stock." Shareholders may not take action by written consent without a meeting.

         Special Meetings. Special meetings may be called, to address specific Company matters, by the Chairman of the Board, the President of the Company or a majority of the Directors or independent Directors. Holders of shares of Common Stock may not call a special meeting.

         Staggered Board of Directors. The Certificate classifies the Directors, concerning the term of their respective directorships, into three classes, one of which is elected annually.

         Advance Notice of Shareholder Proposals and Nominations of Directors. The By-Laws of the Company provide that no matter proposed by a shareholder will be considered at any annual meeting or special meeting of shareholders unless notice of such matter is provided to the Company not less than 50 days, nor more than 150 days, before the scheduled meeting. If, however, less than 70 days' notice of the scheduled meeting is given, the Company must receive notice of shareholder proposals by the close of business on the fifteenth day following the day such notice was mailed. Furthermore, subject to the special rights of holders of Series 1997-A Preferred with respect to the election of directors, shareholders are not permitted to nominate individuals to serve as Directors unless notice of such nomination is given to the Company not less than 60 days, nor more than 150 days, before a scheduled annual meeting. If, however, on the day notice is given to shareholders of such annual meeting less than 70 days remain until such meeting, the Company must receive notice of a shareholder nomination within 10 days of such day.

         The provisions for a classified Board, together with related provisions designed to strengthen the position of the Board by (i) providing for limitations on the removal of Directors and the filling of vacancies on the Board, (ii) requiring that shareholder action be taken only at an annual meeting or a special meeting and limiting the ability of shareholders to call special meetings, (iii) prescribing procedures for the advance notice of shareholder proposals and nominations of Directors by the shareholders and (iv) requiring a supermajority vote to effect changes in certain provisions, have the overall effect of making it more difficult to acquire and exercise control of the Company and to remove incumbent officers and Directors, providing such officers and Directors with enhanced ability to retain their positions. Such provisions may also limit shareholder participation in certain types of transactions that might be proposed whether or not such transactions were favored by a majority of shareholders.

Business Combinations

         The Organizational Documents affirmatively adopt Section 203 of the Delaware General Corporation Law, which prohibits Interested Shareholders (as defined below) from engaging in a Business Combination with the Company. Accordingly, the Organizational Documents provide that the Company shall not engage in any Business Combination (as defined below) with any Interested Shareholder for a period of three years following the time that such shareholder became an Interested Shareholder, unless: (a) prior to such time, the Board approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; or (b) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the shares of the voting shares of the Company then outstanding, excluding shares held by Directors who are also officers of the Company and employees' stock plans in which employees do not have the right to determine confidentially whether shares held by the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time, the Business Combination is approved by the Board and authorized by a supermajority vote, excluding the shares owned by the Interested Shareholder. The term "Business Combination" is defined to include, among other things, a merger or consolidation of the Company with, or caused by, an Interested Shareholder and other specified transactions which would have the effect of the Interested Shareholder gaining control of the Company. An "Interested Shareholder" includes, among others, any person owning 15% or more of the outstanding voting shares of the Company; provided, however that the term "Interested Shareholder" does not include any person whose ownership of shares in excess of 15% is the result of action taken solely by the Company. In that event, such person would be considered an Interested Shareholder if he thereafter acquired additional voting shares of the Company, except as a result of further Company action not caused by such Interested Shareholder.

         The provisions of the Organizational Documents concerning Business Combinations and the restriction on the transfer of shares which are described above cannot be changed except by amendment to the Organizational Documents by a supermajority vote.

         Pursuant to the Delaware General Corporation Law, the Company cannot merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by the affirmative vote of a majority of the outstanding shares entitled to vote on the resolution. In addition, the Partnership Agreement requires that any merger or sale of all or substantially all of the assets of or dissolution of the Operating Partnership be approved by the affirmative vote of a majority of the outstanding Units.

Shareholder Rights Plan

         It is possible that the Board may adopt a Shareholder Rights Plan (a plan intended to force the initiator of a hostile takeover to negotiate by granting the shareholders rights to buy shares at a bargain price). Such a Plan
(i) may have the effect of discouraging changes of control of the Company, and
(ii) may limit the opportunity of a shareholder to receive a premium for his or her shares in the event an investor is making purchases to assemble a block of shares.

Restrictions on the Ownership and Transfer of Excess Shares

         For the Company to qualify as a REIT under the Code, not more than 50% of its outstanding shares may be owned by five or fewer individuals during the last half of the year, and the shares of Common Stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Furthermore, the Company cannot own, directly or by attribution, 10% or more of any tenant of a property or a property securing a mortgage loan investment from which the Company is entitled to receive an additional equity return. The Organizational Documents (1) provide that if any person or group of affiliated persons directly or indirectly acquires ownership, in the aggregate, of more than 9.8% of the then outstanding shares of capital stock ("Excess Shares") such Excess Shares shall be deprived of voting rights, shall not be included in any quorum count and any dividends and distributions on such shares shall be paid into an escrow account payable to the holder of the Excess Shares at the time they cease to be Excess Shares, and
(2) empower the Board (i) to refuse to permit any transfer of shares of capital stock which, in its sole discretion, would jeopardize the status of the Company as a REIT and (ii) to repurchase any Excess Shares to maintain or bring the ownership of shares into conformity with such 9.8% limit. The

9.8% limitation on ownership of shares of Common Stock encompasses shares held directly or indirectly as a result of options, warrants or other convertible securities.

         The Company may require each proposed transferee of shares of capital stock to deliver a statement or affidavit setting forth the number of shares, if any, already owned, directly, indirectly or by attribution by such transferee and may refuse to permit any transfer of shares which would cause an accumulation of shares that would jeopardize the status of the Company as a REIT. A shareholder who knowingly holds Excess Shares is required to indemnify the Company for any losses the Company may suffer as a result of such holdings.

         Excess Shares shall be deemed to be offered for sale to the Company or its designees. The purchase price will be the average closing sales price as reported by the NYSE during the 30-day period ending on the business day prior to the purchase date. The Organizational Documents further provide that the purchase price may be paid in the form of a promissory note of the Company. However, if the person from whom the Excess Shares were purchased sells a like number of his or her remaining shares within 30 days of the purchase date, then the Company shall rescind the purchase of the Excess Shares unless counsel to the Company is of the opinion that such rescission would jeopardize the Company's tax status as a REIT. In that event, in lieu of rescission, the Company shall make immediate payment for the shares.

         Such provisions do not apply to the acquisition of shares by an underwriter in a public offering by the Company or to any transaction involving the issuance of shares by the Company when its qualification as a REIT would not be jeopardized. Such provisions did not apply to the issuance and sale of the Series 1997-A Preferred or to the Offering.

         The provisions of the Organizational Documents concerning Excess Shares cannot be changed except by amendment of the Organizational Documents by a supermajority vote.

Termination

         The Company may be dissolved at any time by supermajority vote and, otherwise, pursuant to the procedure set forth in the Delaware General Corporation Law. In 1991 when it commenced operations as a REIT, the Company granted the shareholders the right to vote on its continued existence after a period of approximately seven and one-half years of operations. Therefore, the Certificate requires the Company's Board of Directors to prepare and submit to the shareholders on or before December 31, 1998 a proposal to liquidate the Company's assets and distribute the net proceeds of such liquidation. The liquidation proposal will become effective only if approved by shareholders holding a majority of voting shares then outstanding.

Limitation of Directors' Liability

         The Company's Certificate provides for indemnification of its officers and Directors to the fullest extent permitted by Sections 145 and 102(b)(7) of the Delaware General Corporation Law and relieves the Directors of certain monetary liabilities to the Company and its shareholders. In general, Delaware law permits the Company to indemnify its officers and Directors so long as they act in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. Subject to the provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law, the Company intends to indemnify its officers and Directors against losses, liabilities and expenses (including attorneys' fees) incurred by them that are related to their being officers or Directors of the Company.

Transfer Agent

         The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

                  DESCRIPTION OF UNITS AND REDEMPTION OF UNITS

General

         Unitholders may, subject to certain limitations, require the Operating Partnership to convert all or a portion of their Units (the "Redemption Right"). This Redemption Right shall be exercised pursuant to an exercise notice delivered to the Operating Partnership specifying the Units to be converted by such Unitholder (the "Exercise Notice"). Upon receipt of the Exercise Notice, the Company will, in its discretion, convert each Unit specified in the Exercise Notice into a share of Common Stock (subject to certain adjustments in the event of stock dividends and stock splits), or redeem each such Unit for cash in an amount equal to the Market Value (as defined below) of a share of Common Stock (subject to the same adjustments); provided, however, that if the Unitholder has registration rights for shares received upon conversion of Units in accordance with a Registration Rights Agreement, the Unitholder may indicate in his Exercise Notice that the conversion of his Units into shares shall be conditioned upon the effectiveness of the registration of such shares under the securities laws. The "Market Value" of the Common Stock for purposes of conversion of Units will be equal to the average of the closing trading price of the Common Stock for the five trading days prior to the day on which the Exercise Notice was received by the Operating Partnership.

         The Company anticipates that it generally will elect to acquire any Units specified in an Exercise Notice by the issuance of a like number of shares of Common Stock (the "redemption shares"). Such an acquisition by the Company will be treated as a sale of the Units to the Company for federal income tax purposes. See "-- Tax Consequences of Redemption." Upon a redemption for cash, a Unitholder's right to receive distributions with respect to the Units redeemed will cease. Upon the receipt of redemption shares, a Unitholder will have rights as a shareholder of the Company, including the right to receive dividends from the time of its acquisition of the redemption shares.

         In no event may a Unitholder notify the Company of its desire to require the Operating Partnership to redeem Units that were issued less than one year before the date of the Exercise Notice. No redemption can occur if the delivery of redemption shares would be prohibited under the provisions of the Company's Organizational Documents to protect the Company's qualification as a REIT.

Tax Consequences of Redemption

         The following discussion summarizes certain federal income tax considerations that may be relevant to a Unitholder should he or she exercise his or her right to redeem his Units.

         Tax Treatment of Exchange or Redemption of Units. If the Company elects to purchase Units tendered for redemption, such transaction will be treated as a sale fully taxable to the Unitholder, and the Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash value or the value of the Common Stock received in the exchange plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below. If the Company elects to redeem a Unitholder's Units for cash and the Operating Partnership redeems such Units for cash that the Company contributes to the Operating Partnership to effect such redemption, the redemption likely also would be treated for tax purposes as a sale of such Units to the Company in a fully taxable transaction, although such a result is not certain. In that event, the Unitholder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount and character of gain or loss in the event of such a sale is discussed more fully below. See "- Tax Treatment of Disposition of Units by a Unitholder Generally."

         If the Company does not elect to purchase Units tendered for redemption and the Operating Partnership redeems a Unitholder's Units for cash that is not contributed by the Company to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that, if the Operating Partnership redeems less than all of a Unitholder's Units, the Unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Operating Partnership liabilities allocable to the redeemed Units, exceeded the Unitholder's adjusted basis in all of its Units immediately before the redemption.

         If the Company contributes cash to the Operating Partnership to effect a redemption, and in the event that the redemption transaction is treated as the redemption of a Unitholder's Units by the Operating Partnership rather than a sale of Units to the Company, the income tax consequences to the Unitholder would be as described in the preceding paragraph.

         Tax Treatment of Disposition of Units by a Unitholder Generally. If a Unit is disposed of in a manner that is treated as a sale of the Unit, or a Unitholder otherwise disposes of a Unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the adjusted tax basis in such Unit. See "- Basis of Units." Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (i.e., redemption shares) received plus the amount of any Operating Partnership liabilities allocable to the Units sold. To the extent that the amount of cash or property received plus the allocable share of any Operating Partnership liabilities exceeds the limited partner's adjusted tax basis in the Units disposed of, such Unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and/or the value of any other property (i.e., redemption shares) received upon such disposition.

         Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Unitholder's share of "unrealized receivables" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributed to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

         Basis of Units. In general, a Unitholder who acquired his or her Units by contribution of property and/or money to the Operating Partnership had an initial tax basis in his Units ("Initial Basis") equal to the sum of (i) the amount of money contributed (or deemed contributed as described below) and (ii) his adjusted tax basis in any other property contributed in exchange for such Units, and less the amount of any money distributed (or deemed distributed, as described below) in connection with the acquisition of the Units. The Initial Basis of Units acquired by other means would have been determined under the general rules of the Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the "disguised sale" rules discussed below, also may affect Initial Basis, and Unitholders are urged to consult their own tax advisors regarding their Initial

Basis. Generally, a Unitholder's Initial Basis in his Units is increased by (i) such Unitholder's share of Operating Partnership taxable and tax-exempt income and (ii) increases in such Unitholder's allocable share of liabilities of the Operating Partnership. Conversely, a Unitholder's basis in his Units is decreased (but not below zero) by (a) such Unitholder's share of Operating Partnership distributions, (b) decreases in such Unitholder's allocable share of liabilities of the Operating Partnership, (c) such Unitholder's share of losses of the Operating Partnership, and (d) such Unitholder's share of nondeductible expenditures of the Operating Partnership that are not chargeable to his capital account.

         Potential Application of the Disguised Sale Regulations to a Redemption of Units. There is a risk that a redemption by the Operating Partnership of Units issued in exchange for a contribution of property to the Operating Partnership may cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transaction is presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfer did not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transaction will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfer constitutes a sale.

         Accordingly, if a Unit is redeemed by the Operating Partnership from a Unitholder who holds Units that were issued in exchange for a contribution of property to the Operating Partnership, the IRS could contend that the Disguised Sale Regulations apply because the Unitholder will thus receive cash subsequent to a previous contribution of property to the Operating Partnership. In that event, the IRS could contend that the contribution was taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations. In addition, in such event, the Disguised Sale Regulations might apply to cause a portion of the proceeds received by a redeeming Unitholder to be characterized as original issue discount on a deferred obligation which would be taxable as interest income in accordance with the provisions of Section 1272 of the Code. Each Unitholder is advised to consult its own tax advisors to determine whether redemption of its Units could be subject to the Disguised Sale Regulations.

Comparison of Ownership of Units and Common Stock

         The nature of an investment in Common Stock of the Company is generally economically equivalent to an investment in Units in the Operating Partnership. There are, however, some differences between ownership of Units and ownership of Common Stock, some of which may be material to investors. The information below highlights a number of significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation and compares certain legal rights associated with the ownership of Units and Common Stock, respectively. These comparisons are intended to assist Unitholders in understanding how their investment will be changed if their Units are acquired for Common Stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and investors should carefully review the balance of this Prospectus and the Registration Statement of which this Prospectus is a part for additional important information about the Company.

         Form of Organization and Assets Owned. The Operating Partnership is organized as a Delaware limited partnership. A substantial amount of the Company's operations are conducted through the Operating Partnership which, directly or through subsidiaries, owns the Properties.

         The Company is organized under the laws of the State of Delaware. The Company maintains both a special limited partner interest and, through its wholly owned direct subsidiary, the General Partner, a general partner interest in the Operating Partnership, which gives the Company an indirect investment in the Properties and other assets owned by the Operating Partnership. As of November 14, 1997, the Company held approximately 82.6% of the partnership interests in the Operating Partnership. Such interest may increase as Units are redeemed for cash or acquired by the Company or decrease as additional assets are acquired in exchange for Units in the Operating Partnership.

         Term of the Operating Partnership. The Operating Partnership has a stated termination date of December 31, 2095, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and, unless the shareholders vote to liquidate, intends to continue its operations for an indefinite time period. See "Description of the Capital Stock of the Company - Termination."

         Purpose and Permitted Investments. The purpose of the Operating Partnership as stated in its Partnership Agreement may be summarized as the acquisition, sale, operation, development, financing, mortgaging and leasing of real estate and interests in real estate including the Properties. The Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT for federal income tax purposes. The Operating Partnership may, subject to the foregoing limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

         Under its Certificate, the Company may engage in any lawful activity permitted under the Delaware General Corporation Law. Under the Partnership Agreement, the General Partner of the Operating Partnership is responsible for the management of the Operating Partnership's business and affairs and has full and complete power, authority and discretion to take such action on behalf of the Operating Partnership as it deems necessary or appropriate in order to carry out the purposes of the Operating Partnership. However, the General Partner may not do any act in contravention of the Partnership Agreement or applicable law nor may the General Partner possess any Operating Partnership property or assign any rights in such property for other than Operating Partnership purposes. The Company agrees that all of its activities and business operations shall be conducted directly or indirectly through the Operating Partnership.

         Additional Equity. The Operating Partnership is authorized to issue Units and other partnership interests to its partners or to other persons for such consideration and on such terms and conditions as the General Partner, in its sole discretion, may deem appropriate.

         The Board of Directors of the Company may authorize the issuance of shares of capital stock of any class, whether now or hereafter authorized, or securities or rights, convertible into shares of capital stock, for such consideration as the Board of Directors may deem advisable, subject to such restrictions or limitations as may be set forth in the Company's Organizational Documents. The proceeds from the issue of equity capital by the Company will be contributed to the Operating Partnership in exchange for Units or other interests in the Operating Partnership.

         Borrowing Policies. The Partnership Agreement imposes no restrictions on the Operating Partnership on borrowings, and the General Partner has full power and authority to borrow money on behalf of the Operating Partnership.

         The Company is not restricted under its governing instruments from incurring borrowings. The Company has, however, adopted a policy that limits Company debt to 50% of the value of its assets. See "Risk Factors." The foregoing reflects the Company's general policy over time and is not intended to operate in a manner that inappropriately restricts the Company's ability to raise additional capital, including additional debt, to implement its planned growth, to pursue attractive acquisition opportunities that may arise or to otherwise act in a manner that the Board of Directors believes to be in the best interests of the Company and its shareholders. The Board of Directors, with the assistance of management of the Company, may re-evaluate from time to time its debt and other capitalization policies in light of then current economic conditions, including the relative costs of debt and equity capital, the market value of its properties, growth and acquisition opportunities, and the market value of its equity securities in relation to the Company's view of the market value of its properties, and may modify its debt policy. Such modification may include increasing or decreasing its ratio of debt to value or substituting another measuring standard.

         Other Investment Restrictions. Other than restrictions precluding investments by the Operating Partnership that would adversely affect the qualification of the Company as a REIT, there are no restrictions upon the Operating Partnership's authority to enter into certain transactions, including, among others, making investments, lending Operating Partnership funds, or reinvesting the Operating Partnership's cash flow and net sale or refinancing proceeds.

         The Company's Organizational Documents do not impose any restrictions upon the types of investments that may be made by the Company.

         Management Control. All management powers over the business and affairs of the Operating Partnership are vested in the General Partner, and no limited partner of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership. The General Partner may not be removed by the limited partners (other than by the Company as special limited partner) with or without cause.

         The Board of Directors has exclusive control over the Company's business and affairs subject only to the restrictions in the Organizational Documents. The Board of Directors is divided into three classes. At each annual meeting of the shareholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without advice of the shareholders. Accordingly, except for their vote in the elections of directors, shareholders have no control over the ordinary business policies of the Company.

         Management Liability and Indemnification. The Partnership Agreement generally provides that the General Partner will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of any act or omission if the General Partner or its affiliates, directors, officers, shareholders and such other persons acting in its or their behalf acted in good faith and in the belief that such conduct was in, or not opposed to, the best interests of the Operating Partnership. The Partnership Agreement also provides for indemnification of the General Partner, the Company, the directors, officers and shareholders of the General Partner and the Company, and such other persons acting on its or their behalf, against expenses, judgments, fines and amounts paid in settlement arising from any threatened, pending or completed actions, suits or proceedings that relate to the operations of the Operating Partnership in which such person may be involved.

         The Company's Organizational Documents provide certain limitations on the liability of the Company's directors and officers for monetary damages to the Company. The Organizational Documents obligate the Company to indemnify its Directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and the shareholders against these individuals.

         The Company's By-Laws require it to indemnify its officers, directors and certain other parties to the fullest extent permitted from time to time by Delaware law. The Delaware General Corporation Law permits a corporation to indemnify any present or former director, officer, employee or agent who has been successful on the merits or otherwise in the defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, to which he or she was made a party by reason of his or her service in that capacity, against reasonable expenses incurred by him or her in connection therewith provided it is established that (i) he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company; or (ii) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The Delaware General Corporation Law also permits the Company to provide indemnification and advance expenses to a present or former Director or officer who served a predecessor of the Company in such capacity, and to any employer or agent of the Company or a predecessor of the Company. The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to help pay for any indemnification expenses it may incur. It is the position of the SEC that indemnification of directors and officers for liabilities under the Securities Act is against public policy and unenforceable pursuant to Section 14 of the Securities Act.

         Anti-takeover Provisions. The General Partner has exclusive management power over the business and affairs of the Operating Partnership, and the Partnership Agreement makes no provision for the removal of the General Partner by the limited partners (other than the special limited partner).

         The Organizational Documents of the Company and Delaware law contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management.

         Voting Rights. Under the Partnership Agreement, the limited partners do not have voting rights relating to the operation and management of the Operating Partnership except in connection with certain amendments to the Partnership Agreement.

         Shareholders of the Company have the right to vote, among other things, on a merger or sale of substantially all of the asserts of the Company, certain amendments to the Certificate and dissolution of the Company. The Company is managed and controlled by a Board of Directors consisting of three classes having staggered terms of office. Each class is to be elected by the shareholders at annual meetings of the Company. Each share of Common Stock has one vote, and the Certificate permits the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock.

         Amendment of the Partnership Agreement or the Company's Certificate. Amendments to the Partnership Agreement may be proposed by the General Partner and generally require approval of limited partners (including the special limited partner) holding a majority of the outstanding limited partner interests. Certain amendments that would, among other things, reduce any limited partner's interest in the Operating Partnership or his, her or its share of distributions, create any obligations or impair any right of a limited partner must be approved by the General Partner, and each limited partner that would be adversely affected by any such amendment.

         Amendments to the Company's Certificate, its term, certain changes to its capital stock provisions, changes to the powers of the Board of Directors, removal of a director, the excess shares and REIT qualification provisions, the business combinations provision, shareholder action, the staggered board, limitation on liability, standards for evaluation of tender, merger and purchase offers, and amendment of the By-Laws must be approved by the Board of Directors and by affirmative vote of the holders of not less than two-thirds of all votes entitled to be cast on the matter. Other matters require an affirmative vote by a majority of the shareholders.

         Vote Required to Dissolve the Operating Partnership or the Company. Under Delaware limited partnership law, the Operating Partnership may be dissolved, other than in accordance with the terms of the Partnership Agreement, only upon the written consent of all of the partners, the withdrawal of the general partner without replacement or judicial decree. Under Delaware corporation law, the Board of Directors must obtain the approval of holders of not less than a majority of all outstanding shares of capital stock of the Company in order to dissolve the Company.

         Vote Required to Sell Assets or Merge. Under the Partnership Agreement, the limited partners of the Operating Partnership do not have voting rights with respect to the sale, exchange, transfer or other disposition of all or substantially all of its assets, including by way of merger or consolidation or other combination of the Operating Partnership.

         Under Delaware law and the Company's Certificate, the sale of all or substantially all of the assets of the Company or any merger or consolidation or dissolution requires the approval of the Board of Directors and the affirmative vote of a majority of all the votes entitled to be cast on the matter. No approval of the shareholders is required for the sale of less than all or substantially all of the Company's assets.

         Compensation, Fees and Distributions. The General Partner does not receive any compensation for its services as general partner of the Operating Partnership. As a partner in the Operating Partnership, however, the General Partner and the Company have the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership will reimburse the General Partner and the Company for all expenses incurred relating to the ownership and operation of, or for the benefit of, the Operating Partnership.

         The directors and officers of the Company receive compensation for their services.

         Liability of Investors. Under the Partnership Agreement and applicable Delaware law, limited partners generally are not liable for the debts and obligations of the Operating Partnership unless they are also a general partner or participate in the control of the business.

         Under Delaware law, shareholders generally are not liable for the debts or obligations of the Company. See "Description of the Capital Stock of the Company."

         Nature of Investment. The Units constitute equity interests entitling holders thereof to their pro rata share of cash distributions made to the limited partners of the Operating Partnership. The Company and the General Partner are entitled to receive their respective pro rata shares of distributions made by the Operating Partnership with respect to their interests in the Operating Partnership.

         Shares of Common Stock constitute equity interests in the Company. Each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to Common Stock. The dividends payable to the shareholders are not fixed in amount and are paid only if, when and as declared by the Board of Directors.

         Potential Dilution of Rights. The General Partner is authorized, in its sole discretion and without limited partner approval, to cause the Operating Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons on terms established by the General Partner.

         The Board of Directors of the Company may issue, in its discretion, additional shares of Common Stock and has the authority to issue from the authorized capital stock a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate at the time. The issuance of additional shares of Common Stock or other similar equity securities may result in the dilution of interests of the shareholders.

         Liquidity. Subject to certain limitations and exceptions, after any applicable lock-out period, the Unitholders may transfer Units with or without the consent of the General Partner. However, the General Partner, in its sole and absolute discretion, may or may not consent to the admission as substituted limited partner of any transferee of such Units. If the General Partner does not consent to the admission of a transferee as a substituted limited partner, the transferee shall be considered an assignee of an economic interest in the Operating Partnership but will not be a holder of Units for any other purpose; accordingly, the assignee will not be permitted to vote on any affairs or issues on which a limited partner may vote.

         The Common Stock is listed on the NYSE. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's real estate investments and the Company's dividend yield compared to that of other debt and equity securities.

                               REGISTRATION RIGHTS

         The registration of the Redemption Shares pursuant to this Registration Statement of which this Prospectus is a part will discharge the Company's obligations with respect to such Redemption Shares to the Unitholders under the terms of a Registration Rights Agreement (the "Registration Rights Agreement") which the Company entered into in connection with the issuance of the Units. The following summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

         Under the Registration Rights Agreement, at any time after November 21, 1997 with respect to Units received in exchange for Merit Ridge Apartments until the earlier of the date on which all the Redemption Shares issued to the Unitholders have become eligible for sale pursuant to (a) a registration statement effectively registering the Redemption Shares under the Securities Act, or (b) Rule 144 promulgated under the Securities Act, the Unitholders may request that the Company cause to be filed a "shelf registration statement" (a "Shelf Registration") covering the Redemption Shares; provided, however, that the Company shall not be required to provide a registration statement with respect to Redemption Shares if (i) an effective Shelf Registration has been filed with respect to said shares and has been kept effective for at least ninety (90) days, (ii) said shares have been sold pursuant to either the Shelf Registration or Rule 144 under the Securities Act, or (iii) said shares are capable of being sold pursuant to Rule 144. The Company shall not be obligated to file a Shelf Registration Statement pursuant to the terms of the Registration Rights Agreement more often than once during any 12-month period. This Registration Statement of which this Prospectus is a part was filed on the initiative of the Company to accommodate the Unitholders and it is the present intention of the Company to maintain its effectiveness for two years, although the Company reserves the right to suspend the issue of Redemption Shares pursuant to it at its discretion or to terminate its effectiveness. As long as the Registration Statement of which this Prospectus is a part remains effective, the Redemption Shares held by the Unitholders when issued by the Company pursuant to this Prospectus will not require the benefits of the Registration Rights Agreement.

         Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses incurred in the registration of the Redemption Shares (other than selling commissions and discounts, brokerage fees and transfer taxes or any legal, accounting and other expenses incurred by the Unitholders thereunder). The Company also has agreed to indemnify the Unitholders under the Shelf Registration and its officers, directors and other affiliated persons and any person who controls the Unitholders against any and all losses, claims, damages and expenses arising under the securities laws in connection with the Registration Statement or this Prospectus, subject to certain limitations. In addition, the Unitholders have agreed to indemnify the Company and its Directors, officers and any person who controls the Company against all losses, claims, damages and expenses arising under the securities laws insofar as such loss, claim, damage or expense relates to written information furnished to the Company by the Unitholders for use in the Shelf Registration or Prospectus or an amendment or supplement thereto. The Company is not required to indemnify the Unitholders for the failure by the Unitholders to deliver or cause to be delivered the Prospectus or any amendment or supplement hereto to any purchaser from the Unitholders of shares covered by the Shelf Registration.

                        FEDERAL INCOME TAX CONSIDERATIONS

General

         The following summary of material federal income tax considerations that may be relevant to a holder of Common Stock is based on current law, and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

         The statements and opinions in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this Prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes.

         EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

         General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1991. The Company believes that it has been organized and operated in a manner so as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company has operated in a manner so as to qualify as a REIT or will continue to operate in a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon the Company's ability to meet, on a continuing basis, through actual annual operating results, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Code on REITs, some of which are summarized below. While the Company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in circumstances of the Company, no assurance can be given that the Company will so qualify for any particular year. See "-- Failure to Qualify."

         In the opinion of Peabody & Brown, counsel to the Company ("Counsel"), commencing with its taxable year ended December 31, 1991, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and the proposed method of operation of the Company and the Operating Partnership will enable the Company to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that Counsel's opinion is based on various assumptions and is conditioned upon certain representations made by the Company, the Operating Partnership and the Operating Subsidiaries as to factual matters. In addition, Counsel's opinion is based upon factual representations of the Company concerning its business and properties, and the business and properties of the Operating Partnership and the Operating Subsidiaries. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS and no assurance can be given that the IRS will not challenge the status of the Company as a REIT. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Counsel. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year will satisfy such requirements. See "-- Failure to Qualify."

         The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof.

         If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on net income that it distributes currently to its shareholders. This treatment substantially eliminates the "double taxation" (taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income or excise tax as follows: (i) the Company will be taxed at regular corporate rates on any undistributed REIT taxable income and undistributed net capital gains; (ii) under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any; (iii) if the Company has (1) by reason of a foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income; (iv) if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than dispositions of foreclosure property, and, as a result of the Taxpayer Relief Act of 1997, enacted August 5, 1997 (the "Taxpayer Relief

Act"), effective for the Company's taxable year ending December 31, 1998, dispositions of property that occur due to involuntary conversion) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax; (v) if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability; (vi) if the Company should fail to distribute with respect to each calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year, and (3) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed; (vii) if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and the Company subsequently recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the Company (or the Company first qualified as a REIT), then the excess of (1) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (2) the REIT's adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate (pursuant to Treasury Regulations issued by the IRS which have not yet been promulgated).

         Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable Common Stock, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) that has the calendar year as its taxable year; (vi) the beneficial ownership of which is held by 100 or more persons; (vii) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (viii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (v), inclusive, must be met during the entire taxable year and that condition (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (vi) and
(vii), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT. The Company believes that it currently satisfies conditions (vi) and (vii). In addition, the Company's Organizational Documents include restrictions regarding the transfer of the Company's Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (vi) and (vii) above. See "Description of the Capital Stock of the Company -- Restrictions on the Ownership and Transfer of Excess Shares." In addition, the Company intends to continue to comply with the Treasury Regulations requiring it to ascertain the actual ownership of its shares. The Taxpayer Relief Act eliminates the rule that a failure to comply with these regulations will result in a loss of REIT status. Instead, a failure to comply with these regulations will result in a fine. This provision will be effective for the Company's taxable year ending December 31, 1998.

         The Company has several "qualified REIT subsidiaries." A corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of the REIT. In applying the requirements described herein, any "qualified REIT subsidiary" of the Company will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiary will be treated as assets, liabilities and items of the

Company. Any "qualified REIT subsidiary" of the Company is therefore not be subject to federal corporate income taxation, although it may be subject to state or local taxation.

         In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein, provided that the Operating Partnership is treated as a partnership for federal income tax purposes. See "Other Tax Considerations -- Effect of Tax Status of the Operating Partnership on REIT Qualification."

         Income Tests. In order to qualify as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year. The Taxpayer Relief Act repeals the 30% gross income test for taxable years beginning after its enactment. Thus, the 30% gross income test will no longer apply after the Company's taxable year ending December 31, 1997.

         Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or in direct owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, in order for rents received with respect to a property to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to tenants, except through an "independent contractor" who is adequately compensated and from whom the Company derives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by the REIT are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Taxpayer Relief Act provides a de minimis rule for non-customary services which is effective for taxable years beginning after August 5, 1997. If the value of the non-customary service income with respect to a property (valued at no less than 150% of the Company's direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will quality as "rents from real property." This provision will be effective for the Company's taxable year ending December 31, 1998.

         The Company does not anticipate charging rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of receipts of sales consistent with the rule described above). The Company does not anticipate receiving more than a de minimis amount of rents from any Related Party Tenants. The Company does not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

         The Company provides certain services with respect to the Properties through the Operating Partnership, which is not an "independent contractor." However, the Company believes that all of such services are considered "usually or customarily rendered" in connection with the rental of space for occupancy only, so that the provision of such services do not jeopardize the qualification of rent from the Properties as "rents from real property." In the case of any services that are not "usual and customary" under the foregoing rules, the Company intends to employ "independent contractors" to provide such services.

         If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet any such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule was not due to fraud with the intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

         Asset Tests. The Company, at the close of each quarter of its taxable year must also satisfy three tests relating to the nature of its assets: (i) at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company has an interest and (ii) stock or debt instruments purchased with the proceeds of a stock offering on long-term (at least five years) debt offering of the Company and held for not more than one year following the receipt by the Company of such proceeds), cash, cash items and government securities; (ii) not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and
(iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership or shares of a "qualified REIT subsidiary" or another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership or securities of a "qualified REIT subsidiary" or another REIT).

         After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and plans to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.

         Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income (including, as a result of the Taxpayer Relief Act of 1997, inter alia, cancellation of indebtedness and original issue discount income). Such distributions must be paid during the taxable year to which they relate (or during the following taxable year, if declared before the Company timely files its tax return for the preceding year and paid on or before the first regular dividend payment after such declaration). To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100% of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular corporate capital gains rates and ordinary income tax rates. Furthermore, if the Company fails to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income of such year, (ii) 95% of its REIT capital gain income for such year and
(iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed. In addition, if the Company disposes of any asset subject to the Built-In Gain Rule during its Recognition Period, the Company will be required to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition.

         The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, it is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other noncash charges in the computing of REIT taxable income. Moreover, the Partnership Agreement of the Operating Partnership authorizes the General Partner to take such steps as may be necessary to cause the Operating Partnership to make distributions to its partners of amounts sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at REIT taxable income of the Company, or due to an excess of nondeductible expenses such as principal amortization or capital expenditures over noncash deductions such as depreciation. In the event that such circumstances do occur, then in order to meet the 95% distribution requirement, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

         Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. However, the Company would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

         Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and special relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the "dividends received deduction." Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Taxation of Shareholders

         Taxation of Taxable Domestic Shareholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. The Taxpayer Relief Act provides that, beginning with the Company's taxable year ending December 31, 1998, if the Company elects to retain and pay income tax on any net long-term capital gain, domestic shareholders of the Company would include in their income as long-term capital gain their proportionate share of such net long-term capital gain. A domestic shareholder would also receive a refundable tax credit for such shareholder's proportionate share of the tax paid by the Company on such retained capital gains and an increase in its basis in the stock of the Company in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by the Company. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent that such distributions exceed the adjusted basis of a shareholder's Common Stock, they will be included in income as capital gain, assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

         In general, a domestic shareholder will realize capital gain or loss on the disposition of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the shareholder's adjusted basis of such Common Stock. For dispositions after July 28, 1997, the Taxpayer Relief Act provides that such gain or loss will generally constitute either short-term, mid-term, or long-term capital gain or loss depending on the length of time the shareholder has held such shares. Under the Taxpayer Relief Act, an individual, trust or estate that holds shares of Common Stock for more than 18 months will generally be subject to a maximum tax of 20% on gains from the sale or disposition of such shares. See "-- Recent Legislation." Loss upon a sale or exchange of Common Stock by a shareholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

         Backup Withholding. The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. The United States

Treasury has recently issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. If finalized in their current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

         In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders which fail to certify their non foreign status to the Company. See "- Taxation of Foreign Shareholders."

         Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, the dividend income from the Common Stock will not be UBTI to a tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares of Common Stock as "debt financed property" within the meaning of the Code and such shares are not otherwise used in a trade or business. Similarly, income from the sale of Common Stock will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

         Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" will be treated as UBTI as to any trust which is described in Section 401 (a) of the Code and is tax-exempt under Section 501(a) of the Code (a "qualified trust") and which holds more than 10% (by value) of the interests in the REIT. A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the application of a "look-through" exception to the "not closely held" requirement applicable to qualified trusts, and (ii) either
(A) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (B) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income (less direct expenses related thereto) of the REIT from unrelated trades or businesses (determined as if the REIT were a qualified trust) to (ii) the total gross income (less direct expenses related thereto) of the REIT. A de minimis exception applies where this percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. As a result of certain limitations on transfer and ownership of Common Stock contained in the Organizational Documents, the Company does not expect to be classified as a "pension held REIT."

         Taxation of Foreign Shareholders. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, and local income tax laws with regard to an investment in shares, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws.

         In general, Non-U.S. Shareholders will be subject to regular United States federal income taxation with respect to their investment in shares of Common Stock in the same manner as a U.S. Shareholder (i.e., at graduated rate on a net basis, after allowance of deductions) if such investment is "effectively connected" with the conduct by such Non-U.S. Shareholder of a trade or business in the United States. A Non-U.S. Shareholder that is a corporation and that receives income with respect to its investment in shares of Common Stock that is (or is treated as) "effectively connected" with the conduct of a trade or business in the United States may also be subject to the 30% branch profits tax imposed under Section 884 of the Code, which is payable in addition to the regular United State corporate income tax. The following discussion addresses only the federal income taxation of Non-U.S. Shareholders whose investment in shares of Common Stock is not "effectively connected" with the conduct of trade or business in the United States. Prospective investors whose investment in shares of Common Stock may be "effectively connected" with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences thereof.

         Distributions that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends or ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the availability of reduced tax treaty rate. Under proposed Treasury Regulations, not currently in effect, however, a Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Distributions made by the Company in excess of its current and accumulate earnings and profits will not be taxable to a shareholder to the extent they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares (but not below zero). To the extent that such distributions exceed the adjusted basis of the Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below.

         As a result of a legislative change made by the Small Business Job Protection Act of 1996, effective for distributions made after August 20, 1996, the Company is required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%. However, the Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

         For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sale or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with the conduct of a United States trade or business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rate applicable to U.S. Shareholders (subject to applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard as to whether such distributions are designated by the Company as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profit tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. The Company is required by Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated by the Company as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

         Gain recognized by the Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during specified testing period less than 50% in value of its stock was held directly or indirectly by foreign persons. The Company believes that it will be a domestically controlled REIT and therefore, that the sale of its shares will not be subject to taxation under FIRPTA. However, because the Common Stock will be publicly traded, no assurance can be given that the Company will continue to so qualify.

         Notwithstanding the foregoing, gain from the sale or exchange of shares of Company stock not otherwise subject to FIRPTA generally will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

         If the Company does not qualify as or ceases to be a "domestically-controlled REIT," whether gain arising from the sale or exchange by a Non-U.S. Shareholder of shares of Common Stock would be subject to U.S. taxation under FIRPTA will depend on whether the shares are "regularly traded" (as defined in applicable Treasury Regulations) on an established securities market (such as the NYSE on which the Common Stock is traded) and on the size of the selling Non-U.S. Shareholder's interest in the Company. If the gain on the sale of shares were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a domestic shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the shares would be required to withhold and remit to the IRS 10% of the purchase price.

Other Tax Considerations

         Effect of Tax Status of the Operating Partnership on REIT Qualification. The Company believes that the Operating Partnership is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the Operating Partnership is treated as an association taxable as a corporation, the Company would cease to qualify as a REIT. Furthermore, in such a situation, the Operating Partnership would be subject to corporate income taxes and the Company would not be able to deduct its share of any losses generated by the Operating Partnership in computing its taxable income.

         Tax Allocations with Respect to the Properties. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The Partnership Agreement of the Operating Partnership requires allocations of income, gain, loss and deduction with respect to contributed property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of
Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the Operating Partnership could cause the Company to be allocated lower amounts of depreciation and other deductions for tax purposes or increased gain on a sale or disposition of a Property by the Company than would be allocated to the Company if all properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining the earnings and profits of the Company for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Company purchased its interests in the properties at their agreed value.

         State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in the Common Stock of the Company.

         In particular, the State of Texas imposes a franchise tax upon corporations and limited liability companies that do business in Texas, including REITs that are organized as corporations. The Texas franchise tax imposed on a corporation doing business in Texas is generally equal to the greater of (i) .25% of "taxable capital" (generally, financial accounting net worth with certain adjustments) apportioned to Texas; or (ii) 4.5% of "taxable earned surplus" (generally, federal taxable income with certain adjustments) apportioned to Texas. A corporation's taxable capital and taxable earned surplus are apportioned to Texas based upon a fraction, the numerator of which is the corporation's gross receipts from business transacted in Texas and the denominator of which is the corporation's gross receipts from all sources. The office of the Texas State Comptroller of Public Accounts (the "Comptroller"), the agency that administers the Texas franchise tax, has issued a regulation providing that a corporation is not considered to be doing business in Texas for Texas franchise tax purposes merely because the corporation owns an interest as a limited partner in a limited partnership that does business in Texas. The same regulation provides, however, that a corporation is considered to be doing business in Texas if it owns an interest as a general partner in a partnership that does business in Texas. This regulation applies for purposes of the net taxable capital component of the Texas franchise tax. The Comptroller has not made a similar public determination with regard to the earned surplus component. The Comptroller has also expressed, although not in a formal regulation, that a corporation is not considered to be doing business in Texas for Texas franchise tax purposes merely because the corporation owns stock in another corporation that does business in Texas.

         The Company, organized as a Delaware corporation, is a limited partner in the Operating Partnership and is not otherwise doing business in Texas. Accordingly, the Company should not be subject to Texas franchise tax. However, the General Partner, organized as a corporation, is the general partner of a partnership doing business in Texas (i.e., the Operating Partnership) and has registered in the State of Texas as a foreign corporation qualified to transact business in Texas. Accordingly, the General Partner is subject to Texas franchise tax. The Operating Subsidiaries, to the extent those organizations are corporations deemed to be doing business in Texas, will be subject to the Texas franchise tax.

         There is no assurance that the Comptroller will not contend that the Company will be doing business in Texas for Texas franchise tax purposes. First, no assurance exists that the Comptroller will not revoke the pronouncements described above and contend that the activities of the Company constitute the doing of business in Texas. Second, as noted above, it is not clear whether the Comptroller considers these pronouncements equally applicable to the tax on net taxable earned surplus. Third, no assurance exists that the Comptroller will not contend that in light of the overall structure of the Company, the Operating Partnership, and the Operating Subsidiaries, the pronouncements are otherwise inapplicable. If any of the preceding were to occur, the Company may be subject to Texas franchise tax on income earned from its limited partnership interest in the Operating Partnership.

         The Operating Partnership itself will not be subject to the Texas franchise tax under the laws in existence at the time of this Prospectus. There is no assurance, however, that the Texas legislature will not expand the scope of the franchise tax to apply to limited partnerships such as the Operating Partnership.

Recent Legislation

         In addition to changes to the requirements for qualification and taxation as a REIT discussed above, the Taxpayer Relief Act also contains significant changes to the taxation of capital gains of individuals, trusts and estates. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of capital assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. The maximum rate for long-term capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a shareholder by the Company will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by the Company. The maximum rate of capital gains tax for capital assets held for more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the Taxpayer Relief Act.

         Unitholders are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock and with respect to the tax consequences arising under the federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences arising from such Unitholder's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company including the possibility of United States income tax withholding on Company distributions.

                              PLAN OF DISTRIBUTION

         The Company will not receive any proceeds from the issuance of any Redemption Shares, but will acquire Units tendered to the Operating Partnership for redemption for which it elects to issue Redemption Shares. The shares of Common Stock offered hereby may be sold from time to time on the NYSE on terms to be determined at the time of such sales.

         The shares of Common Stock offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

         The Company will pay substantially all the expenses incurred by the Unitholders and the Company incident to the offering, but excluding any selling commissions or discounts, brokerage fees, transfer taxes or the fees or expenses of any counsel, accountants or other representatives retained by the Unitholders.

         The Company has agreed to indemnify the Unitholders against certain liabilities, including liabilities under the Securities Act.

                                     EXPERTS

         The consolidated financial statements of Berkshire Realty Company, Inc. and its subsidiaries, included in the report on Form 10-K/A of the Company for the fiscal year ended December 31, 1996 referred to above have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated February 13, 1997, except for Note Q, for which the date is February 28, 1997, accompanying such financial statements, and are incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

       Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                                  LEGAL MATTERS

         The validity of the issuance of the Redemption Shares will be passed upon for the Company by Peabody & Brown, Boston, Massachusetts.

================================================================================

No dealer, salesperson or any other individual has been authorized to give any information, or to make any representations, other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.


                            ------------------------


                    TABLE OF CONTENTS

                                            Page

Available Information.......................    1
Incorporation of Certain Documents
   by Reference.............................    1
Risk Factors................................    2
The Company.................................   11
Description of the Capital Stock
   of the Company...........................   16
Description of Units and
   Redemption of Units......................   23
Registration Rights.........................   30
Federal Income Tax Considerations...........   31
Plan of Distribution........................   42
Experts.....................................   43
Legal Matters...............................   43




                                 133,261 Shares



                                BERKSHIRE REALTY
                                  COMPANY, INC.



                                  Common Stock


                                -----------------

                                   PROSPECTUS

                                ________ __, 1997

                               ------------------


================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.

           Registration fee to the SEC ...........................     $ 456
           Printing expense.......................................     2,000
           Accounting fees and expenses...........................     2,000
           Legal fees and expenses................................     7,500
           Miscellaneous expenses.................................     1,000
                                                                     -------
              Total...............................................   $12,956
                                                                     =======

           All fees and expenses are estimates except for the registration fee to the SEC.

Item 15.  Indemnification of Directors and Officers.

          The Company's Certificate provides for indemnification of the Company's officers and Directors to the fullest extent permitted by Sections 145 and 102(b)(7) of the Delaware General Corporation Law and relieves the Directors of certain monetary liabilities to the Company and its shareholders. In general, Delaware law permits the Company to indemnify its officers and Directors so long as they act in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. Subject to the provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law, the Company intends to indemnify its officers and Directors against losses, liabilities and expenses (including attorneys' fees) incurred by them that are related to their being officers or Directors of the Company.

         The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to help pay for any indemnification expenses it may incur.

Item 16.  Exhibits

             Exhibit Numbers                    Description
             ---------------                    -----------


                  **4.1 Restated Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibits 3.1 to the Company's Registration Statement on Form S-4 and Exhibit 3.11 to Post-Effective Amendment No. 1 thereto (File No. 33-37592).

                  **4.2 Certificate of Designation designating 2,737,000 shares of Series 1997-A Convertible Preferred Stock, incorporated by reference to
                                 Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 14, 1997, as amended by Form 8-K/A dated November 5, 1997 (File No. 1-10660).

                  **4.3 By-Laws of the Company, as amended, incorporated by reference to Exhibit 3(ii) to the Company's Current Report on Form 8-K, dated October 14, 1997 as amended by Form 8-K/A dated November 5, 1997 (File No. 1-10660).

                  **4.4 Form of Common Stock Certificate, incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-4 (No. 33-37592), dated November 2, 1990, as amended.

                   5.1           Opinion regarding legality.

                   8.1           Opinion regarding certain tax matters.

                   23.1          Consent of Coopers & Lybrand L.L.P.

                   23.2          Consent of Peabody & Brown (included in
                                 Exhibit 5.1 hereto).

                   24.1 Power of Attorney (included on signature page hereto).


---------------------------
* To be filed by post-effective amendment or by a current report on Form 8-K pursuant to the Securities Exchange Act of 1934, as appropriate.
**   Previously filed.

Item 17.  Undertakings.

          (a)   The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on December 4, 1997.

                                BERKSHIRE REALTY COMPANY, INC.



                                By: /s/ David F. Marshall
                                    ------------------------------------------
                                    David F. Marshall, President,
                                    Chief Executive Officer and
                                    Director of Berkshire Realty Company, Inc.



         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint David F. Marshall and Marianne Pritchard jointly, and each of them severally, his/her true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to execute and sign the Registration Statement filed herewith and any or all amendments or post-effective amendments to this Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and person each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each such agent or attorney-in-fact and his/her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




     SIGNATURE                                           TITLE                                  DATE
     ---------                                           -----                                  ----
/s/ Douglas Krupp                       Chairman of the Board and Director of Berkshire        December 4, 1997
-------------------------               Realty Company, Inc.
Douglas Krupp


/s/ David F. Marshall                   President, Chief Executive Officer and Director        December 4, 1997
-------------------------               of Berkshire Realty Company, Inc.
David F. Marshall




/s/ Marianne Pritchard                  Senior Vice President and Chief Financial              December 4, 1997
-------------------------               Officer of Berkshire Realty Company, Inc.
Marianne Pritchard


/s/ Terrance R. Ahern                   Director of Berkshire Realty Company, Inc.             December 4, 1997
-------------------------
Terrance R. Ahern


/s/ David M. deWilde                    Director of Berkshire Realty Company, Inc.             December 4, 1997
-------------------------
David M. deWilde


/s/ J. Paul Finnegan
-------------------------               Director of Berkshire Realty Company, Inc.             December 4, 1997
J. Paul Finnegan


/s/ Charles N. Goldberg                 Director of Berkshire Realty Company, Inc.             December 4, 1997
-------------------------
Charles N. Goldberg


/s/ Paul D. Kazilionis                  Director of Berkshire Realty Company, Inc.             December 4, 1997
-------------------------
Paul D. Kazilionis


/s/ E. Robert Roskind                   Director of Berkshire Realty Company, Inc.             December 4, 1997
-------------------------
E. Robert Roskind


/s/ Arthur P. Solomon                   Director of Berkshire Realty Company, Inc.             December 4, 1997
-------------------------
Arthur P. Solomon


               Exhibit Index to Registration Statement on Form S-3
               ---------------------------------------------------


The following exhibits are filed as part of this Registration Statement on Form S-3.


Exhibit
Numbers                        Description
-------                        -----------

**4.1 Restated Certificate of Incorporation of the Company, as amended, incorporated by reference to Exhibits 3.1 to the Company's Registration Statement on Form S-4 and Exhibit 3.11 to Post-Effective Amendment No. 1 thereto (File No. 33-37592).

**4.2 Certificate of Designation designating 2,737,000 shares of Series 1997-A Convertible Preferred Stock, incorporated by reference to
         Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 14, 1997, as amended by Form 8-K/A dated November 5, 1997 (File No. 1-10660).

**4.3    By-Laws of the Company, as amended, incorporated by reference to
         Exhibit 3(ii) to the Company's Current Report on Form 8-K dated October 14, 1997, as amended by Form 8-K/A dated November 5, 1997 (File No. 1-10660).

**4.4    Form of Common Stock Certificate, incorporated by reference to Exhibit
         4.5 to the Company's registration statement on Form S-4 (No. 33-37592), dated November 2, 1990, as amended.

5.1      Opinion regarding legality.

8.1      Opinion regarding certain tax matters.

23.1     Consent of Coopers & Lybrand L.L.P.

23.2     Consent of Peabody & Brown (included in Exhibit 5.1 hereto).

24.1     Power of Attorney (included on the signature page hereto).

---------------------------
* To be filed by post-effective amendment or by a current report on Form 8-K pursuant to the Securities Exchange Act of 1934, as appropriate.
**   Previously filed.